SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for theQuarter
Ended June 30, 2013 and Report on
Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Interim Financial Information

June 30, 2013

 (In thousands of Brazilian Reais)

Contents

Management Report	01
Independent Auditor’s Report	10

Capital	12

Individual Interim Financial Information for the Six-Month Period Ended June 30, 2013

Balance Sheets	13
Statements of Profit or Loss	15
Statements of Comprehensive Income	16
Statements of Cash Flows	17
Statements of Changes in Equity	18
Statements of Value Added	20

Consolidated Interim Financial Information for the Six-Month Period Ended June 30, 2013

Balance Sheets	21
Statements of Profit or Loss	23
Statements of Comprehensive Income	24
Statements of Cash Flows	25
Statements of Changes in Equity	26
Statements of Value Added	28

Notes to the Individual and Consolidated Interim Financial Information	29

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

MESSAGE FROM MANAGEMENT

In 2Q13, the Company recorded an improvement of R$320 million and registered an operating loss (EBIT) of R$35 million. The operating margin was negative by 1.8%, up by 18 percentage points over 2Q12, in what is the industry’s seasonally weakest quarter. As a result, GOL reported a positive operating margin of 1.7% in the first half.

Since April of last year, GOL has adapted its capacity to the new cost reality in the aviation industry, reducing its domestic route network while adjusting its cost structure and operational capacity.

The strategy was implemented without losing focus on the client and the Company’s commitment to expanding products and services. Corporate clients are the object of special attention for GOL. According to Abracorp (the Brazilian travel agents’ association), GOL’s share of the domestic business trip market grew by 3 percentage points in the last 12 months, closing the first half at 33.5%.

The remote check-in ratio has also been recording a continuous improvement, reaching an average 55% in the first half of the year, helping GOL to maintain the punctuality lead in the domestic market year-to-date.  In the country’s leading airports, the ratio was higher than 80%.

The development of partnerships has also played an important role in GOL’s strategy of increasing its international presence. The codeshare agreement with Delta was expanded and all destinations covered by Delta in Brazil will be connected to GOL’s route network and available for purchase on its sales channels by the end of August. The Company also announced the first step in the implementation of a codeshare agreement with the Italian airline, Alitalia, which will give GOL and Alitalia clients improved access to flights between Brazil and Europe.

Thanks to these measures, among others, our services became more attractive to passengers willing to pay for higher yields, reflected in the 10.5% year-to-date increase in PRASK and in the clear benefits for members of the SMILES program.

In line with its commitment to maintaining high liquidity, GOL accessed the capital market and launched the IPO of SMILES S.A. in the end of April. With this, the Company’s total cash position reached R$2.8 billion at the close of the quarter, equivalent to 34% of LTM net revenue and the Company’s highest ever figure. GOL also amortized debt of around R$318 million in the first half, thereby reducing its financial costs.

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

Thanks to the improved operating margins and the consequent EBITDAR recomposition, GOL continued its process of gradual deleveraging and strengthening the balance sheet. GOL closed 2Q13 with a 44% improvement in its financial leverage ratio over the previous three months and this downward trajectory should continue until the end of the year due to prospects of a positive annual operating result.

Given the recent shift in the macroeconomic scenario, the Company has increased its projected annual reduction in domestic supply from 7% to 9% in June. In the second half of the year, it will have to cope with record jet fuel prices and a new cost hike due to the depreciation of the Real, as well as prospects of a reduction in Brazil’s annual GDP growth estimates. The scenario is even more challenging.

The various changes in scenarios faced by the industry in recent years have made us strengthen our fundamentals, maintaining a strong cash position, appropriate debt profile, efficient cost structure and a focus on the profitability of our flights, always seeking to serve our clients in the safest and most intelligent manner possible. It is for these reasons that we have maintained our beginning-of-year annual operating margin guidance at between 1% and 3%.

GOL thanks its Team of Eagles for their hard work, motivation and commitment in this especially challenging period for the airline industry.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

Aviation Market: Industry

Operating Data	2Q13	2Q12%		6M13	6M12%
Total System
ASK (mm)	36,805	37,217	-1.1%	75,084	76,477	-1.8%
RPK (mm)	27,538	27,039	1.8%	55,898	55,215	1.2%
Load Factor	74.8%	72.7%	2.2 p.p	74.4%	72.2%	2.2 p.p
Domestic Market
ASK (mm)	28,101	29,174	-3.7%	56,726	60,227	-5.8%
RPK (mm)	20,906	20,603	1.5%	42,208	42,168	0.1%
Load Factor	74.4%	70.6%	3.8 p.p	74.4%	70.0%	4.4 p.p
International Market
ASK (mm)	8,704	8,043	8.2%	18,359	16,249	13.0%
RPK (mm)	6,632	6,436	3.0%	13,691	13,047	4.9%
Load Factor	76.2%	80.0%	-3.8 p.p	74.6%	80.3%	-5.7 p.p

                             National Civil Aviation Agency (ANAC) figures

The aviation industry’s domestic supply fell by 3.7% year-over-year in 2Q13, while demand grew by 1.5%. Due to the reduction in supply, the period load factor increased by 3.8 percentage points. In year-to-date terms domestic supply declined by 5.8% over the first half of 2012, while demand remained flat.

              Aviation Market:  GOL

Operating Data	2Q13	2Q12%		6M13	6M12%
Total System
ASK (mm)	12,179	12,514	-2.7%	24,508	26,507	-7.5%
RPK (mm)	8,249	8,701	-5.2%	16,540	18,206	-9.1%
Load Factor	67.7%	69.5%	-1.8 p.p	67.5%	68.7%	-1.2 p.p
Domestic Market
ASK (mm)	10,870	11,538	-5.8%	21,767	24,462	-11.0%
RPK (mm)	7,499	8,107	-7.5%	14,914	16,888	-11.7%
Load Factor	69.0%	70.3%	-1.3 p.p	68.5%	69.0%	-0.5 p.p
International Market
ASK (mm)	1,309	977	34.0%	2,741	2,045	34.0%
RPK (mm)	749	594	26.1%	1,626	1,318	23.4%
Load Factor	57.2%	60.8%	-3.6 p.p	59.3%	64.4%	-5.1 p.p

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

National Civil Aviation Agency (ANAC) figures; 2Q12 includes consolidated GOL + Webjet figures

Domestic Market

GOL’s domestic supply fell by 5.8% over 2Q12. The year-to-date reduction was 11%, above the Company’s own estimate of between -8% and -10%.

Domestic demand recorded a 7.5% decline in the quarter due to the above-mentioned reduction in supply and the recomposition of prices in the period. The domestic load factor came to 69.0%, versus 70.3% in 2Q12.

International Market

In 2Q13, international market supply moved up by 34.0% over the same period of the last year, chiefly due to the new flights to Santo Domingo, Miami and Orlando launched in December 2012, helping push international demand up by 26.1%.

As a result, the international load factor stood at 57.2% in the quarter, 3.6 percentage points down on the 60.8% recorded in 2Q12. Part of this reduction was due to the increased representativeness of the flights to Santo Domingo, where we made around 85% of seats available for sale due to the performance of the 737-800 NG aircraft. In accordance with ANAC’s methodology, the load factor is calculated over total aircraft capacity.

              PRASK, RASK and Yield

In 2Q13, PRASK and RASK increased by 10.5% and 7.5% year-over-year, respectively, primarily due to the 13.4% upturn in yield.

Annual Yield Variation

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

The graph below shows that PRASK growth in recent months has outpaced the reduction in supply in comparison with the same months of the last year.

Annual Variation in Domestic PRASK and ASK

Key Operating Indicators

Operational and Financial Data	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
RPK Total (mm)	8,249	8,701	-5.2%	16,540	18,206	-9.1%
ASK Total (mm)	12,179	12,514	-2.7%	24,508	26,507	-7.5%
Total Load Factor	67.7%	69.5%	-1.8 p.p	67.5%	68.7%	-1.2 p.p
Break-Even Load Factor (BELF)	69.0%	83.0%	-14.0 p.p	66.4%	74.7%	-8.3 p.p
Revenue Passengers - Pax on Board (’000)	8,699	9,532	-8.7%	17,270	19,436	-11.1%
Aircraft Utilization (Block Hours/Day)	11.7	12.0	-2.3%	11.7	12.3	-4.8%
Departures	78,395	85,529	-8.3%	156,627	178,912	-12.5%
Average Stage Length (km)	891	866	3.0%	898	877	2.4%
Average Number of Operating Aircraft	119	129	-7.7%	121	133	-9.5%
Fuel consumption (mm liters)	370	403	-8.1%	745	848	-12.2%
Employees at period end	16,465	18,966	-13.2%	16,465	18,966	-13.2%
YIELD net (R$ cents)	20.88	18.41	13.4%	21.94	19.37	13.3%
Passenger Revenue per ASK net (R$ cents)	14.14	12.80	10.5%	14.81	13.30	11.3%
RASK net (R$ cents)	15.72	14.63	7.5%	16.31	15.08	8.2%
CASK (R$ cents)	16.01	17.46	-8.4%	16.04	16.40	-2.2%
CASK ex-fuel (R$ cents)	9.30	10.11	-8.0%	9.00	9.33	-3.5%
Average Exchange Rate¹	2.07	1.96	5.3%	2.03	1.87	8.9%
End of period Exchange Rate¹	2.22	2.02	9.6%	2.22	2.02	9.6%
WTI (avg. per barrel, US$)²	94.14	93.35	0.8%	94.30	98.15	-3.9%
Price per liter Fuel(R$)	2.21	2.28	-3.4%	2.32	2.21	5.0%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)³	0.74	0.76	-2.5%	0.77	0.78	-0.8%

1.  Source: Central Bank

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

2.  Bloomberg

3.  Fuel expenses/liters consumed

Financial Debt Amortization Schedule (R$ million)

GOL’s loans and financing amortization profile, excluding interest and finance leases, shows that the Company remains committed to reducing its financial obligations in the coming years, as can be seen from the position on June 30, 2013.

Year	Debt in MR$	% Total	% Real	%USD
2013	90	2.6%	42.2%	57.8%
2014	123	3.6%	61.0%	39.0%
2015	677	19.6%	99.7%	0.3%
2016	258	7.5%	100.0%	0.0%
After 2016	1,864	54.0%	13.8%	86.2%
No Maturity	443	12.8%	0.0%	100.0%
Total	3,455	100.0%	37.7%	62.3%

Main Financial Ratios

Financial Ratios	2Q13	2Q12	Chg. %	1Q13	Chg. %
% of Foreign Currency Debt	76.5%	70.2%	+6.3 pp	73.0%	+3.5 pp
Cash and Equivalents as % of LTM Net Revenues	34.1%	24.4%	+9.7 pp	20.2%	+13.9 pp
Net Debt (R$MM)	2,827.4	3,265.0	-13.4%	3,727.1	-24.1%
Gross Debt (R$MM)	5,594.5	5,232.9	6.9%	5,346.9	4.6%
Gross Adjusted Debt[2] (R$MM)	10,148.7	9,196.1	10.4%	9,944.4	2.1%
Net Adjusted Debt[3] (R$MM)	7,381.6	7,228.2	2.1%	8,324.7	-11.3%
Gross Adjusted Debt2 / EBITDAR (LTM)	15.5x	16.0x	-0.5 x	27.9x	-12.4x
Net Adjusted Debt3 / EBITDAR LTM (LTM)	11.3x	12.6x	-1.3 x	23.3x	-12.1x
Net Financial Commitments1 / EBITDAR (LTM)	9.2x	10.0x	-0.7 x	17.8x	-8.6x

1- Financial commitments (gross debt + operating lease contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term financial investments); 2 - Gross debt + LTM operating lease expenses x 7; 3- Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

Operational Fleet

The Company closed the quarter with an operational fleet of 135 Boeing 737-700 and 800 NG with an average age of 7.1 years, and a total fleet of 145 aircraft.

Fleet	2Q13	2Q12	Chg.	1Q13	Chg,
737-300*	9	23	(14)	15	(6)
737-700	37	43	(6)	37	-
737-800	98	81	17	94	4
767-300/200*	1	3	(2)	2	(1)
Total	145	150	(5)	148	(3)

  * Non-operational aircraft.

In 2Q13, the Company took delivery of three aircraft under operating lease contracts and one aircraft under a finance lease contract, and returned one aircraft under an operating lease contract. The Company also sub-leased five aircraft to Transavia Airlines, permitting greater seat supply flexibility, in line with the seasonality of the Brazilian and European markets in the period between April and October.

In the first half, the Company returned nine Webjet aircraft and negotiations are under way for the sale of the 10 remaining B737-300s by the end of 2013.

The Company leases its fleet through a combination of finance and operating leases. Out of the total of 136 aircraft, excluding Webjet’s, 90 were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

On June 30, 2013, the Company had 146 firm aircraft acquisition orders with Boeing, totaling around R$35.3 billion, excluding contractual discounts.

Aircraft Commitments (R$MM)	2013	2014	2015	2016	>2016	Total
Aircraft Commitments*	1,284.8	1,669.7	1,658.0	1,725.1	28,931.7	35,269.3

  * Considers the list price of the aircraft

Also on June 30, 2013, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery deposits, which will be disbursed as per the table below.

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

Pre-Delivery Deposits (R$MM)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Deposits	69.9	224.7	321.3	140.0	3,805.3	4,561.2

The portion financed through long-term loans with the U.S. Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140

Capex

GOL invested around R$158 million in 2Q13,  69% of which in the acquisition of aircraft (pre-delivery deposits); around 30% in aircraft parts, reconfigurations and improvements; and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above only include additions to fixed assets (excluding divestments, write-offs and the reimbursement of aircraft pre-delivery deposits), and do not include additions related to the entry of aircraft under finance leases due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation. For more information on fixed assets, see note 17 to the financial statements.

2013 Financial Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

ITR - Quarterly Information – 06/30/2013 – GOL LINHAS AÉREAS INTELIGENTES SA

The Company reviewed its projections and its current expectations for 2013. All metrics were revisited, and three indicators have been changed:

              i.     The operating cost per available seat kilometer excluding fuel was changed to between R$9.5 and R$10.0 cents;

            ii.     The average exchange rate (R$/US$) for 2013 was changed to between R$2.10 and R$2.20;

           iii.     The fuel price* was changed to between R$2.38 and R$2.48.

The Company maintains its guidance for operating margin between 1% and 3% announced earlier this year.

2013 Guidance	Previous (06/24/2013)		New		Real 6M13
	From	To	From	To
Brazilian GDP Growth	2.0%	2.5%	2.0%	2.5%	N.D.
Annual Change in RASK	= or > 10%		= or > 10%		8%
Annual Change in Domestic Supply (ASK)	Around -9%		Around -9%		-11%
CASK ex-fuel (R$ cents)	10.3	9.7	10.0	9.5	9.0
Average Exchange Rate (R$/US$)	2.18	2.08	2. 20	2.10	2.03
Jet Fuel Price (QAV)*	2.40	2.30	2.48	2.38	2.32
Operating margin (EBIT)	1%	3%	1%	3%	1.7%

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2013, which comprises the statement of financial position as of June 30, 2013 and the related statements of profit or loss and comprehensive income for the three and six-month periods then ended and statements of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the interim statements of value added (“DVA”), for the six-month period ended June 30, 2013, prepared under the responsibility of Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 12, 2013

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	06/30/2013
Paid-in Capital	143,858,204
Preferred	135,003,122
Total	278,861,326
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2013	Prior Year 12/31/2012
1	Total Assets	2,958,016	2,754,027
1.01	Current Assets	95,845	447,888
1.01.01	Cash and Cash Equivalents	90,131	247,145
1.01.02	Short-term Investments	3,054	176,413
1.01.04	Inventories	221	-
1.01.06	Recoverable Taxes	2,417	6,693
1.01.07	Prepaid Expenses	15	312
1.01.08	Other Current Assets	7	17,325
1.01.08.01	Non-Current Assets for Sale	7	7
1.01.08.01.01	Restricted Cash	7	7
1.01.08.03	Other	-	17,318
1.02	Noncurrent Assets	2,862,171	2,306,139
1.02.01	Long-term Assets	675,319	634,473
1.02.01.06	Deferred Taxes	80,550	81,406
1.02.01.08	Related-Party Transactions	555,968	534,262
1.02.01.08.04	Others Related-Party Transactions	555,968	534,262
1.02.01.09	Other Noncurrent Assets	38,801	18,805
1.02.01.09.03	Deposits	19,363	18,548
1.02.01.09.04	Restricted Cash	19,438	257
1.02.02	Investments	1,231,218	779,168
1.02.03	Property, Plant and Equipment	955,634	892,498

Individual Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2013	Prior Year 12/31/2012
2	Total Liabilities and Equity	2,958,016	2,754,027
2.01	Current Liabilities	59,942	48,557
2.01.01	Salaries, Wages and Benefits	753	590
2.01.01.02	Salaries, Wages and Benefits	753	590
2.01.02	Accounts Payable	3,996	46
2.01.03	Taxes Payable	1,724	5,443
2.01.04	Short-term Debt	45,516	41,980
2.01.05	Other Liabilities	7,953	498
2.01.05.02	Other	7,953	498
2.01.05.02.01	Dividends Payable	-	7
2.01.05.02.04	Other Liabilities	276	491
2.01.05.02.05	Derivatives Transactions	7,677	-
2.02	Noncurrent Liabilities	2,041,248	1,972,642
2.02.01	Long-term Debt	1,594,351	1,469,729
2.02.02	Other Liabilities	446,897	502,913
2.02.02.01	Liabilities with Related-Party Transactions	438,092	493,918
2.02.02.02	Other	8,805	8,995
2.02.02.02.03	Taxes Payable	8,805	8,995
2.03	Shareholder’s Equity	856,826	732,828
2.03.01	Capital	2,469,623	2,467,738
2.03.01.01	Issued Capital	2,501,574	2,499,689
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	112,064	105,478
2.03.02.01	Premium on Issue of Shares	32,387	32,200
2.03.02.02	Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(32,116)	(35,164)
2.03.02.07	Share-based Payments	82,606	79,255
2.03.05	Accumulated Losses	(2,296,617)	(1,771,806)
2.03.06	Other Comprehensive Income	571,756	(68,582)
2.03.06.01	Other Comprehensive Income	(39,286)	-
2.03.06.02	Change on Equity Through IPO	611,042	-

Individual Financial Statements / Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
3.04	Operating Expenses/Income	(280,035)	(356,012)	(557,608)	(605,007)
3.04.02	General and Administrative Expenses	(5,141)	(9,996)	(6,447)	(10,610)
3.04.04	Other Operating Income	28,916	66,708	-	6,743
3.04.06	Equity in Subsidiaries	(303,810)	(412,724)	(551,161)	(601,140)
3.05	Income Before Income Taxes and Financial Income/Expenses	(280,035)	(356,012)	(557,608)	(605,007)
3.06	Finance Income/Expenses	(166,746)	(165,959)	(152,790)	(145,726)
3.06.01	Financial Income	(119,670)	(82,406)	19,652	31,170
3.06.01.01	Financial Income	5,013	11,248	19,652	31,170
3.06.01.02	Exchange Variation, net	(124,683)	(93,654)	(126,636)	(99,443)
3.06.02	Financial Expenses	(47,076)	(83,553)	(172,442)	(176,896)
3.07	Loss Before Income Taxes	(446,781)	(521,971)	(710,398)	(750,733)
3.08	Income Tax (Expenses)	(2,740)	(2,840)	(4,675)	(5,744)
3.08.01	Current	(1,885)	(1,985)	(2,948)	(4,017)
3.08.02	Deferred	(855)	(855)	(1,727)	(1,727)
3.09	Loss from Continuing Operations	(449,521)	(524,811)	(715,073)	(756,477)
3.11	Loss for the Period	(449,521)	(524,811)	(715,073)	(756,477)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
4.01	Loss for the Period	(449,521)	(524,811)	(715,073)	(756,477)
4.02	Other Comprehensive Income	22,308	29,296	(29,467)	29,219
4.02.02	Cash Flow Hedges	33,800	44,388	(44,648)	44,270
4.02.03	Tax Effect	(11,492)	(15,092)	15,181	(15,051)
4.03	Comprehensive Loss for the Period	(427,213)	(495,515)	(744,540)	(727,258)

Individual Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	04/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012
6.01	Net Cash Used in Operating Activities	231,350	(91,137)
6.01.01	Cash Flows from Operating Activities	559,844	675,881
6.01.01.01	Depreciation and Amortization	-	44
6.01.01.02	Deferred Taxes	855	1,727
6.01.01.03	Equity in Subsidiaries	412,724	601,140
6.01.01.04	Shared-based Payments	2,702	7,684
6.01.01.05	Exchange and Monetary Variations, Net	137,027	71,361
6.01.01.06	Interests on Loans, Net	25,872	57,775
6.01.01.07	Interests Paid	(25,797)	(52,120)
6.01.01.08	Income Tax Paid	(1,216)	(4,676)
6.01.01.09	Unrealized Results of Hedge, Net of Taxes	7,677	(9,042)
6.01.01.10	Provision for Aicraft Return	-	1,988
6.01.02	Changes Assets and Liabilities	196,315	(10,541)
6.01.02.02	Financial applications Used for trading	173,359	(7,001)
6.01.02.03	Deposits	(815)	(3,827)
6.01.02.04	Prepaid Expenses and Recoverable Taxes	4,573	1,181
6.01.02.05	Others Assets	17,097	-
6.01.02.06	Suppliers	3,950	(4,496)
6.01.02.07	Tax Obligations	(2,693)	-
6.01.02.08	Salaries, Wages and Benefits	163	3,602
6.01.02.10	Other Obligations	683	1,283
6.01.03	Other	(524,811)	(756,477)
6.01.03.01	Net Loss for the Period	(524,811)	(756,477)
6.02	Net Cash Used in Investing Activities	(307,006)	(150,737)
6.02.01	Advance for Future Capital Increase	(224,689)	-
6.02.02	Transactions with Related Parties	-	-
6.02.03	Restricted Cash	(19,181)	(36)
6.02.04	Property, Plant and Equipment	(63,136)	(150,701)
6.03	Net Cash Generated by Financing Activities	(81,358)	212,876
6.03.02	Payments of Loans and Leases	-	(12,813)
6.03.03	Credit with Related Parties	(86,478)	225,110
6.03.04	Disposal of Treasury Shares	3,235	-
6.03.05	Capital Increase	1,885	-
6.03.06	Advance for Future Capital increase	-	579
6.03.07	Payment of loans and leases	-	-
6.05	Net Decrease in Cash and Cash Equivalents	(157,014)	(28,998)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	247,145	232,385
6.05.02	Cash and Cash Equivalents at End of the Period	90,131	203,387

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 06/30/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasure shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.03	Adjusted Balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders Capital Transactions	-	617,628	-	-	617,628
5.04.08	Treasury shares Sold	-	3,235	-	-	3,235
5.04.09	Capital increase by the exercise of Stock Options	-	3,351	-	-	3,351
5.04.10	Change on Equity Through IPO	-	611,042	-	-	611,042
5.05	Total Comprehensive Income (loss)	1,885	-	(524,811)	29,296	(493,630)
5.05.01	Accumulated Losses	-	-	(524,811)	-	(524,811)
5.05.02	Other Comprehensive Income	1,885	-	-	29,296	31,181
5.05.02.06	Capital increase by the exercise of Stock Options	1,885	-	-	-	1,885
5.05.02.07	Other Comprehensive Results Net	-	-	-	29,296	29,296
5.07	Closing Balance	2,469,623	723,106	(2,296,617)	(39,286)	856,826

Individual Financial Statements / Statement of Changes in  Equity – From 01/01/2012 to 06/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity	Capital Stock
5.01	Opening Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.03	Adjusted Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	-	8,263	-	-	-	8,263
5.04.08	Increase in advances for future capital	-	579	-	-	-	579
5.04.09	Share-based Payments	-	7,684	-	-	-	7,684
5.05	Total Comprehensive Income (loss)	-	-	-	(756,477)	29,219	(727,258)
5.05.01	Accumulated Losses	-	-	-	(756,477)	-	(756,477)
5.05.02	Other Comprehensive Income	-	-	-	-	29,219	29,219
5.07	Closing Balance	2,284,549	268,361	-	(1,015,945)	(50,049)	1,486,916

Individual Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
7.01	Revenues	66,708	6,743
7.01.02	Other Income	66,708	6,743
7.01.02.02	Other Income Operation	66.,708	6,743
7.02	Acquired from Third Parties	(6,315)	(1,246)
7.02.02	Materials, Energy, Third-party Services and Other	(6,315)	(1,246)
7.03	Gross Value Added	60,393	5,497
7.04	Retentions	-	(44)
7.04.01	Depreciation, Amortization and Exhaustion	-	(44)
7.05	Added Value Produced	60,393	5,453
7.06	Value Added Received in Transfer	(401,476)	(569,970)
7.06.01	Equity in Subsidiaries	(412,724)	(601,140)
7.06.02	Finance Income	11,248	31,170
7.07	Total Wealth for Distribution (Distributed)	(341,083)	(564,517)
7.08	Wealth for Distribution (Distributed)	(341,083)	(564,517)
7.08.01	Employees	3,643	8,455
7.08.02	Taxes	2,878	6,609
7.08.03	Third party capital remuneration	177,207	176,896
7.08.03.03	Other	177,207	176,896
7.08.03.03.01	Financiers	177,207	176,896
7.08.04	Return on own capital	524,811	756,477
7.08.04.03	Loss for the Period	524,811	756,477

Consolidated Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2013	Prior Year 12/31/2012
1	Total Assets	10,348,242	9,027,098
1.01	Current Assets	3,305,002	2,087,983
1.01.01	Cash and Cash Equivalents	1,162,090	775,551
1.01.02	Short-term Investments	1,403,521	585,028
1.01.02.01	Short-term Investments fair Value	1,403,521	585,028
1.01.02.01.03	Restrictive Cash	7	7
1.01.02.01.04	Short-term Investments	1.403,514	585,028
1.01.03	Trade Receivables	353,377	325,665
1.01.04	Inventories	148,216	138,039
1.01.06	Recoverable Taxes	88,538	110,999
1.01.07	Prepaid Expenses	89,506	62,328
1.01.08	Other Current Assets	59,754	90,373
1.01.08.01	Other Non-current Assets	4,719	2,575
1.01.08.01.02	Deposits	4,719	2,575
1.01.08.03	Others	55,035	90,373
1.01.08.03.03	Other Credits	41,029	68,921
1.01.08.03.04	Derivatives Operation	7,334	10,696
1.01.08.03.05	Assets Held for Sale	6,672	8,174
1.02	Noncurrent Assets	7,043,240	6,939,115
1.02.01	Long-term Assets	1,443,615	1,353,385
1.02.01.06	Deferred Taxes	423,259	433,353
1.02.01.07	Prepaid Expenses	30,769	35,456
1.02.01.09	Other Noncurrent Assets	989,587	884,576
1.02.01.09.03	Restricted Cash	201,492	224,517
1.02.01.09.04	Deposits	780,857	654,621
1.02.01.09.05	Other Credits	7,238	5,438
1.02.03	Property, Plant and Equipment	3,910,729	3,885,799
1.02.04	Intangible	1,688,896	1,699,931
1.02.04.01	Intangible	1,688,896	1,699,931

Consolidated Financial Statements / Statement of Financial Position- Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 06/30/2013	Prior Year 12/31/2012
2	Total Liabilities and Equity	10,348,242	9,027,098
2.01	Current Liabilities	3,018,151	4,061,693
2.01.01	Salaries, Wages and Benefits	209,712	207,518
2.01.01.02	Salaries, Wages and Benefits	209,712	207,518
2.01.02	Accounts Payable	383.322	480,185
2.01.03	Taxes Payable	65,363	73,299
2.01.04	Short-term Debt	487,546	1,719,625
2.01.05	Other Liabilities	1,757,659	1,401,116
2.01.05.02	Others	1,757,659	1,401,116
2.01.05.02.01	Dividends and interest on capital payable	-	7
2.01.05.02.04	Tax and Landing Fees	239,440	240,739
2.01.05.02.05	Advance Ticket Sales	945,479	823,190
2.01.05.02.06	Customer Loyalty Programs	155,299	124,905
2.01.05.02.07	Advances from Customers	326,787	93,595
2.01.05.02.08	Other Liabilities	74,862	61,928
2.01.05.02.09	Liabilities from derivative transactions	15,792	56,752
2.01.06	Provisions	114,549	179,950
2.02	Noncurrent Liabilities	5,971,397	4,232,577
2.02.01	Long-term Debt	5,106,986	3,471,550
2.02.01.01	Short-term Debt	5,106,986	-
2.02.02	Other Liabilities	565,423	461,147
2.02.02.02	Others	565,423	461,147
2.02.02.02.03	Customer Loyalty Programs	427,898	364,307
2.02.02.02.04	Advance Ticket Sales	52,533	-
2.02.02.02.05	Tax Obligations	51,722	47,597
2.02.02.02.06	Other Liabilities	33,270	49,243
2.02.04	Provisions	298,988	299,880
2.03	Consolidated Equity	1,358,694	732,828
2.03.01	Capital	2,356,295	2,354,410
2.03.01.01	Issued Capital	2,501,574	2,499,689
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)
2.03.02	Capital Reserves	112,064	105,478
2.03.02.01	Premium on Issue of Shares	32,387	32,200
2.03.02.02	Special Reserve	29,187	29,187
2.03.02.05	Treasury Shares	(32,116)	(35,164)
2.03.02.07	Share-based Payments	82,606	79,255
2.03.05	Accumulated Losses	(2,183,289)	(1,658,478)
2.03.06	Equity Valuation Adjustments	571,805	(68,582)
2.03.09	Other Comprehensive Income	(39,286)	-
2.03.09.01	Capital Gain due to Change of Participation on Subsidiary	611,091	-
2.03.09.02	Participation of Non-controlling Shareholders	501,819	-

Consolidated Financial Statements /Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	03/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
3.01	Sales and Services Revenue	1,914,825	3,997,501	1,830,658	3,996,726
3.01.01	Passenger	1,722,561	3,628,668	1,602,000	3,526,254
3.01.02	Cargo and Other	192,264	368,833	228,658	470,472
3.02	Cost of Sales and Services	(1,719,847)	(3,476,469)	(1,921,24)	(3,842,116)
3.03	Gross profit	194,978	521,032	(90,583)	154,610
3.04	Operating Expenses/Income	(230,056)	(454,935)	(264,062)	(501,993)
3.04.01	Selling Expenses	(144,523)	(306,784)	(158,801)	(299,339)
3.04.01.01	Marketing Expenses	(144,524)	(306,784)	(158,801)	(299,339)
3.04.02	General and Administrative Expenses	(108,140)	(214,853)	(105,261)	(209,397)
3.04.04	Other Operating Income	22,607	66,702	-	6,743
3.05	Income Before Income Taxes and Financial Income/Expenses	(35,078)	66,097	(354,645)	(347,383)
3.06	Financial Income/Expenses	(424,979)	(531,907)	(450,324)	(473,536)
3.06.01	Financial Income	(210,890)	(94,323)	108,150	211,982
3.06.01.01	Income from Financial Investments	122,795	180,208	-	211,982
3.06.01.02	Exchange Variation, net	(333,685)	(274,531)	(332,836)	(260,139)
3.06.02	Financial Expenses	(214,089)	(437,584)	(225,638)	(425,379)
3.07	Loss Before Income Taxes	(460,057)	(465,810)	(804,969)	(820,919)
3.08	Income Tax (Expenses)	27,103	(42,434)	89,896	64,442
3.08.01	Current	(10,968)	(28,372)	5,326	(4,595)
3.08.02	Deferred	38,071	(14,062)	84,570	69,037
3.09	Loss from Continuing Operations	(432,954)	(508,244)	(715,073)	(756,477)
3.11	Loss for the Period	(432,954)	(508,244)	(715,073)	(756,477)
3.11.01	Attributable to Shareholders of the Company	(449,521)	(524,811)	(715,073)	(756,477)
3.11.02	Attributable to Non-controlling Shareholders Company	(16,567)	(16,567)	-	-

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012
4.01	Loss for the Period	(432,954)	(508,244)	(715,073)	(756,477)
4.02	Other Comprehensive Income	22,308	29,296	(29,467)	29,219
4.02.02	Cash Flow Hedges	33,800	44,388	(44,648)	44,270
4.02.03	Tax Effect	(11,492)	(15,092)	15,181	(15,051)
4.03	Comprehensive Loss for the Period	(410,646)	(478,948)	(744,540)	(727,258)
4.03.01	Attributable to Shareholders of the Company	(427.213)	(495.515)	(744.540)	(727.258)
4.03.02	Attributable to Non-controlling Shareholders	16.567	16.567	-	-

Consolidated  Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
6.01	Net Cash Provided by (used in) Operating Activities	(584,835)	377,764
6.01.01	Cash Flows from Operating Activities	833,752	773,360
6.01.01.01	Depreciation and Amortization	227,155	251,042
6.01.01.02	Allowance for Doubtful Accounts	16,393	15,076
6.01.01.03	Provisions for contingencies	8,073	9,802
6.01.01.04	Reversion of provisions for Onerous Contracts	-	-
6.01.01.05	Reversion of provision for Inventory Obsolescence	(8,289)	(235)
6.01.01.06	Deferred Taxes	14,062	(69,037)
6.01.01.07	Shared-based Payments	3,741	7,684
6.01.01.08	Exchange and Monetary Variations, Net	328,784	264,019
6.01.01.09	Interests on loans and other, net	104,957	127,998
6.01.01.10	Unrealized Hedge income, Net of taxes	24,765	60,607
6.01.01.11	Provision for Return of Aircraft	-	1,988
6.01.01.14	Mileage Program	93,985	101,749
6.01.01.15	Write-of property, plant and equipment and intangible assets	20,126	5,725
6.01.01.16	Provision for profit sharing plan	-	-
6.01.01.17	Impairment losses	-	(3,058)
6.01.02	Changes in Assets and Liabilities	(893,776)	360,881
6.01.02.01	Accounts receivable	(44,105)	(40,173)
6.01.02.02	Inventories	(818,486)	287,688
6.01.02.03	Deposits	(1,888)	1,109
6.01.02.04	Prepaid Expenses and Recovery Taxes	(54,439)	(20,873)
6.01.02.05	Other Assets	(18,634)	21,242
6.01.02.06	Accounts Payable	29,452	8,761
6.01.02.07	Advance Ticket Sales	-96,863	119,586
6.01.02.08	Advances from customers	122,289	40,184
6.01.02.09	Salaries, Wages and Benefits	(21,337)	(24,516)
6.01.02.10	Sales Tax and Landing Fees	285,725	(20,629)
6.01.02.11	Taxes Payable	2,194	(7,980)
6.01.02.12	Provision	(1,299)	63,265
6.01.02.14	Interests Paid	16,800	(5,809)
6.01.02.15	Income Tax Paid	(137,905)	17,419
6.01.02.16	Provision for Income	(5,543)	(13,730)
6.01.02.17	Insurance	(129,127)	(60,068)
6.01.02.18	Other Liabilities	(20,610)	(4,595)
6.01.02.19	Investments used for trading	(524,811)	(756,477)
6.01.02.20	Derivatives Obligations	(524,811)	(756,477)
6.01.03	Others	(98,751)	(536,594)
6.01.03.01	Profit (Loss) for the Period	-	-
6.02	Net Cash Used in Investing Activities	23,025	(156,130)
6.02.01	Short term Investments	(112,494)	(365,879)
6.02.02	Restricted Cash	(9,282)	(14,585)
6.02.03	Property, Plant and Equipment	1,085,973	(88,888)
6.02.04	Increase in Intangible	397,600	218,334
6.03.02	Debt Increase	1,885	-
6.03.03	Payments of Debt	-	579
6.03.04	Capital increase	(94,525)
6.03.05	Dividends	3,235	0
6.03.06	Advance for Future Capital Increase	1,095,953	0
6.03.07	Disposal of Treasury shares	(15,848)	706
6.03.08	Capital Increase in Subsidiary	386,539	(247,012)
6.04	Exchange Variation on Cash and Cash Equivalents	775,551	1,230,287
6.05	Net Decrease in Cash and Cash Equivalents	1,162,090	983,275
6.05.01	Cash and Cash Equivalents at Beginning of the Period	(584,835)	377,764
6.05.02	Cash and Cash Equivalents at End of the Period	833,752	773,360

Consolidated  Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 06/30/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening Balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted Opening Balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	1,113,577
5.04	Shareholders Capital Transactions	1,885	617,628	-	-	619,513	485,252	1,104,765
5.04.08	Capital increase by the exercise of Stock Options	1,885	3,351	-	-	5,236	341	5,577
5.04.09	Treasury shares Sold	-	3,235	-	-	3,235	-	3,235
5.04.10	Change on Equity Through IPO	-	611,042	-	-	611,042	484,911	1,095,953
5.05	Total Comprehensive Income	-	-	(524,811)	29,296	(495,515)	16,567	(478,948)
5.05.02	Other Comprehensive Income, net	-	-	(524,811)	29,296	(495,515)	16,567	(478.948)
5.05.02.07	Loss for the period	-	-	(524,811)	-	(524,811)	16,567	(508.244)
5.05.02.08	Other Comprehensive Results Net	-	-	-	29,296	29,296	-	29,296
5.07	Closing Balance	2,356,295	723,106	(2,183,289)	(39,286)	856,826	501,819	1,358,645

Consolidated  Financial Statements / Statement of Changes in  Equity – From 01/01/2012 to 06/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasure shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	-	579	-	-	-	579	-	579
5.04.08	Increase in advances for future capital	-	579	-	-	-	579	-	579
5.05	Total Comprehensive Income	-	7,684	-	(756,477)	29,219	(719,574)	-	(719,574)
5.05.01	Net Income for the Period	-	-	-	(756,477)	-	(756,477)	-	(756,477)
5.05.02	Other Comprehensive Income, net	-	7,684	-	-	29,219	36,903	-	36,903
5.05.02.06	Other net Comprehensive income	-	-	-	-	29,219	29,219	-	29,219
5.05.02.08	Share – based payments	-	7,684	-	-	-	7,684	-	7,684
5.07	Closing Balance	2,171,221	268,361	-	(902,617)	(50,049)	1,486,916	-	1,486,916

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	01/01/2013 to 06/30/2013	01/01/2012 to 06/30/2012
7.01	Revenues	4,294,921	4,200,852
7.01.02	Other Income	4,301,260	4,203,118
7.01.02.01	Transportation of Passengers, Cargo and Other	4,234,558	4,196,375
7.01.02.02	Other Operating Income	66,702	6,743
7.01.04	Allowance for Doubtful Accounts	(6,339)	(2,266)
7.02	Acquired from Third Parties	(2,842,579)	(2,899,377)
7.02.02	Supplies, power, outside services and other	(890,733)	(792,746)
7.02.04	Other	(1,951,846)	(2,106,631)
7.02.04.01	Fuel and Lubrificants	(1,748,525)	(1,905,882)
7.02.04.02	Aircraft Insurance	(10,240)	(14,954)
7.02.04.03	Sales and Advertising	(193,081)	(185,795)
7.03	Gross Value Added	1,435,342	1,301,475
7.04	Retentions	(227,152)	(251,042)
7.04.01	Depreciation, Amortization and Exhaustion	(227,152)	(251,042)
7.05	Added Value Produced	1,225,190	1,050,433
7.06	Value Added Received in Transfer	180,208	211,982
7.06.02	Finance Income	180,208	211,982
7.07	Total Wealth for Distribution (Distributed)	1,405,398	1,262,415
7.08	Wealth for Distribution (Distributed)	1,405,398	1,262,415
7.08.01	Employees	599,038	670,860
7.08.02	Taxes	294,065	360,648
7.08.03	Third Part Capital Remuneration	1,020,539	987,384
7.08.03.03	Other	1,020,539	987,384
7.08.03.03.01	Financiers	712,115	685,518
7.08.03.03.02	Lessors	308,424	301,866
7.08.04	Return on own capital	16,567	-
7.08.04.04	Non-controlling Interests	16,567	-
7.08.05	Others	(524,811)	(756,477)
7.08.05.01	Loss for the Period	(524,811)	(756,477)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

1.       General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol Luxemburg Co. (“Luxco.”), Gol Dominicana and Smiles S.A (“Smiles”), and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC was the parent Company of SKY Finance II, located in the Cayman Islands, whose activity were related to obtaining funds on finance aircraft acquisition. SKY Finance II was ended on December, 2012.

Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising on finance aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share of Webjet, an airline headquartered in Rio de Janeiro. The operation was approved by the ANAC on October 3, 2011 and by the Administrative Council for Economic Defense (“CADE”) on October 10, 2012. The approval occurred under the execution of a term of commitment to performance ("TCD") between VRG, Webjet and CADE to achieve certain operating efficiencies, related specifically to maintenance, by VRG and Webjet, of a minimum index of regularlity (85%) of the use of the operational schedules (HOTRAN) at Santos Dumont Airport.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being VRG, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see Note 12.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

On December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which began to be conducted by Smiles S.A., a Company incorporated on June 10, 2012. On April 2013, Smiles S.A. completed its public offer of primary shares, initiating the trading of its shares on the BM&F Bovespa. This event led to the issue of 52,173,912 common shares with a price per share settled at R$21.70, in a total amount of R$1,095,953, net of issue costs of R$36,221. Accordingly, the Company now holds 57.3% of Smiles S.A.’s shares, maintaining on its position of the controller shareholder. The gains from the reduction of the equity interest on Smiles S.A. as of 30 June 2013 are R$611,042 and are registered on the shareholder’s equity.

The Smiles Program allows the accumulation of miles that can be redeemed for products or services from various partners. Miles are issued by the Smiles Program to: (a) award participant passengers through the loyalty program of VRG; (b) mile sales to banks that reward their clients in accordance with credit card expenses; and (c) mile sales to retail and entertainment customers, individuals and airline partners.

On March 05, 2013, the Gol Dominicana Linhas Aéreas S.A.was established according to the laws of the Dominican Republic, headquarted in Santo Domingo and its direct subsidiary of GLAI. Its main activity is operation of flight transportation services of passengers, cargo and mail domestic and international, scheduled and non-scheduled, maintenance service and repair of aircraft and service sales and leasing. The Gol Dominicana Linhas Aéreas S.A. is currently in pre-operational phase.

Gol LuxCo. was established and headquarted according to the laws of Luxemburg, on June 21, 2013. The Gol LuxCo. is a wholly-owned subsidiary and its activities are related to fundraising on operating activities.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                      Summary of Significant Accounting Policies Applied in Preparing the Financial Statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on August 12, 2013. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Basis of Preparation

The Consolidated Interim Financial Information  - ITR were prepared for the three and/or the six-month period ended on June 30, 2013 in accordance with International Accounting Standards (IAS) no. 34 and technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

IAS 34 requires the use of certain accounting estimates by Company´s Management. The consolidated interim financial information - ITR were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial information of the parent company were prepared in accordance with technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

The individual interim financial information prepared for statutory purposes, measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the consolidated interim financial information are not in accordance with IFRSs, which require the evaluation of investments in separate financial statements of the parent at fair value or cost.

These Interim Financial Information- ITR individual and consolidated do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2012 filed on March 25, 2013, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted on December 31, 2012 to June 30, 2013.

The Company has chosen to present the individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss). The shareholder’s equity between these individual and consolidated quarterly financial information do not present differences on its composition, except on the non-controlling interest over Smiles S.A., highlighted on consolidated shareholder’s equity.

3.   Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.       Cash and Cash Equivalents

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Cash and Bank Deposits	74,695	182,175	223,577	408,387
Cash Equivalents	15,436	64,970	938,513	367,164
	90,131	247,145	1,162,090	775,551

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

As of June 30, 2013, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 90.0% and 103.0% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Private Bonds	-	-	29,858	115,891
Government Bonds	10,909	-	11,429	166,760
Investment Funds	4,527	64,970	897,226	84,513
	15,436	64,970	938,513	367,164

5.       Short-term Investments

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Private Bonds	-	-	818,085	178,184
Government Bonds	-	-	367	220,778
Investment Funds	3,054	176,413	585,062	186,066
	3,054	176,413	1,403,514	585,028

Private bonds comprise of CDBs, with maturity until September 2013 and which are highly liquid, paid at a weighted average rate of 100.5% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), paid at a weighted average rate of 99.7% of CDI tax.

Investment funds are represented primarily by government bonds LTN and CDBs.

6.                     Restricted Cash

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Margin Deposits for Hedge Transactions (a)	-	-	46,139	50,749
Deposits in Guarantee with Letter of Credit - Safra (b)	-	-	49,809	72,092
Escrow Deposits - Bic Banco (c)	19,194	-	30,613	10,040
Guarantee Deposits of Forward Transactions (d)	-	-	72,431	89,038
Other Deposits	251	264	2,507	2,605
	19,445	264	201,499	224,524

Current	7	7	7	7
Noncurrent	19,438	257	201,492	224,517

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

(a)      Deposits in U.S. Dollar, subject to the libor rate (average yield of 0.75% p.y.).

(b)     The guarantee is related to Webjet’s loan (See Note 19).

(c)      Related to a contractual guarantee for STJ ‘s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24d.

(d)     Escrow deposits of forward transactions applied in LTN (average compensation 7.1%).

7.                     Trade and Other Receivables

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Local Currency
Credit Card Administrators	94,698	92,621
Travel Agencies	211,337	171,314
Installment Sales	36,586	37,882
Cargo Agencies	38,266	35,897
Airline Partners Companies	16,806	17,443
Other	16,669	33,396
	414,362	388,553
Foreign Currency
Credit Card Administrators	20,766	12,269
Travel Agencies	5,311	5,685
Cargo Agencies	103	393
	26,180	18,347
	440,542	406,900

Allowance for Doubtful Accounts	(87,051)	(80,712)
	353,491	326,188

Current	353,377	325,665
Noncurrent (*)	114	523

(*) The portion of noncurrent trade receivables is recorded within other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Falling Due	307,716	288,327
Overdue Until 30 days	16,617	12,077
Overdue 31 to 60 days	16,895	7,659
Overdue 61 to 90 days	4,566	5,707
Overdue 91 to 180 days	13,887	9,176
Overdue 181 to 360 days	15,322	15,087
Overdue Above 360 days	65,537	68,867
	440,542	406,900

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The average collection period of installment sales is 12 months and a 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 119 days (102 days as of December 31, 2012).

 Changes in the allowance for doubtful accounts are as follows:

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Balance at Beginning of the Period	(80,712)	(83,610)
Additions	(17,961)	(25,193)
Unrecoverable Amounts	1,568	8,560
Recoveries	10,054	19,531
Balance at the End of the Period	(87,051)	(80,712)

8.       Inventories

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Consumables	21,412	19,882
Parts and Maintenance Materials	112,550	112,970
Advances to Suppliers	19,669	15,861
Others	3,887	6,917
Provision for Obsolescence	(9,302)	(17,591)
	148,216	138,039

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Balance at the Beginning of the Period	(17,591)	(18,200)
Additions	(15)	(325)
Write-offs	8,304	934
Balance at the End of the Period	(9,302)	(17,591)

9.       Deferred and Recoverable Taxes

a)   Deferred Taxes

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Recoverable Taxes:
Assets
ICMS (1)	-	-	27,749	24,147
Prepaid IRPJ and CSSL (2)	38,922	42,221	57,361	67,070
IRRF (3)	91	986	4,457	30,361
PIS and COFINS (4)	-	-	1,506	1,250
Withholding Tax of Public Institutions	-	-	16,229	6,182
Value Added Tax – IVA (5)	-	-	5,860	4,744
Income Tax on Imports	165	248	11,370	13,579
Others	-	-	767	428
Total Recoverable Taxes - current	39,178	43,455	125,299	147,761

Current Assets	2,417	6,693	88,538	110,999
Noncurrent Assets	36,761	36,762	36,761	36,762

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

(1) ICMS: State tax on sales of goods and services;

(2) IRPJ: Brazilian federal income tax on taxable income;

      CSLL: social contribution on taxable income, created to sponsor social programs and funds;

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments;

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS);

(5) IVA: Value added tax on sales of goods and services abroad.

b)      Deferred Taxes – Long Term

	GLAI		VRG		Smiles		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Tax Losses	32,129	32,758	394,045	394,045	-	-	426,174	426,803
Negative Basis of Social Contribution	11,566	11,793	141,857	141,857	-	-	153,423	153,650

Temporary Differences:
Mileage Program	-	-	128,033	166,332	-	-	128,033	166,332
Allowance for Doubtful Accounts and Other Credits	-	-	71,617	69,784	133	-	71,750	69,784
Provision for loss on acquisition of VRG			143,350	143,350	-	-	143,350	143,350
Provision for Legal and Tax Liabilities	-	-	41,752	36,765	2	-	41,754	36,765
Return of Aircraft	-	-	66,264	46,812	-	-	66,264	46,812
Derivative Transactions not Settled	-	-	30,972	42,007	-	-	30,972	42,007
Brands	-	-	(2,158)	(2,158)	-	-	(2,158)	(2,158)
Flight Rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance Deposits	-	-	(127,089)	(110,327)	-	-	(127,089)	(110,327)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	(164,496)	(159,697)	-	-	(164,496)	(159,697)
Reversal of Goodwill Amortization	-	-	(114,893)	(102,128)	-	-	(114,893)	(102,128)
Aircraft Leasing	-	-	22,644	(12,876)	-	-	22,644	(12,876)
Profit Sharing	-	-	2,442	-	847	-	3,289	-
Other (*)	94	93	51,906	51,407	2,563	-	60,707	51,500
Total Deferred Tax and Social Contribution - Noncurrent	43,789	44,644	333,020	351,947	3,545	-	386,498	396,591

(*) The portion of taxes over Smiles unrealized profit in amount of R$6,145 is registered directly in the consolidated column.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

	Individual (GLAI)		Direct Subsidiary (VRG)		Indirect Subsidiary (Webjet)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Tax Losses	249,823	252,340	2,726,100	2,343,996	686,866	510,320
Negative Basis of Social Contribution	249,823	252,340	2,726,100	2,343,996	686,866	510,320

The tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Estimates of deferred tax asset recovery were based on projections of taxable profits when taking into consideration the above assumptions, in addition to several financial, business assumptions and internal and external factors, all based on considerations at the end of the financial year. Consequently, the estimates may not materialize in the future due to the uncertainties inherent in these predictions.

The Company and its subsidiaries have the total amount of tax credits of R$1,245,348, of which R$84,940 are from the parent Company GLAI and R$1,160,408 are from the operating subsidiaries VRG and Webjet. On December 31, 2012, the projections for GLAI and its indirect subsidiary Webjet do not result in sufficient taxable profits to compensate all available tax credits over the next 10 years and, as a result, there has been recorded a provision for tax credit losses of R$41,245 for GLAI and R$233,534 for Webjet. For the direct subsidiary VRG, such projections indicate the existence of sufficient taxable profits for realization of all deferred tax credits recognized in up to 10 years. However, due to tax losses reported in the last years, the Administration conducted a sensitivity analysis on the results and projections and significant changes in the macro-economic scenario, which resulted in recognition of deferred assets on the tax losses and the negative basis at the lowest value derived from this analysis. As a result, the Company and its subsidiaries recognized a provision for loss of R$390,972 related to the subsidiary VRG.

The Company´s management considers that the deferred assets recognized on June 30, 2013 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual
	Three-month Period Ended on		Six-month Period Ended on
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Loss Before Income Tax and Social Contribution	(446,781)	(710,398)	(521,971)	(750,733)
Combined Tax Rate	34%	34%	34%	34%
Income Tax Credits at the Combined Tax Rate	151,905	241,535	177,470	255,249
Adjustments to Calculate the Effective Tax Rate:
Equity in Subsidiaries	(103,295)	(187,395)	(140,326)	(204,387)
Nondeductible Income from Subsidiaries	(3,259)	(10,301)	(2,267)	(16,920)
Income Tax on Permanent Differences and Others	(3,032)	(597)	(3,576)	(822)
Nondeductible Expenses (Nontaxable Income)	(51)	703	(103)	(112)
Exchange Differences on Foreign Investments	(45,008)	(48,620)	(34,038)	(38,752)
Income Tax and Social Contribution	(2,740)	(4,675)	(2,840)	(5,744)

Current Income Tax and Social Contribution	(1,885)	(2,948)	(1,985)	(4,017)
Deferred Income Tax and Social Contribution	(855)	(1,727)	(855)	(1,727)
	(2,740)	(4,675)	(2,840)	(5,744)

	Consolidated
	Three-month Period Ended on		Six-month Period Ended on
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Loss Before Income Tax and Social Contribution	(460,057)	(804,969)	(465,810)	(820,919)
Combined Tax Rate	34%	34%	34%	34%
Income Tax Credits at the Combined Tax Rate	156,419	273,689	158,375	279,112
Adjustments to Calculate the Effective Tax Rate:
Nondeductible Income from Subsidiaries	(3,089)	(10,301)	(2,268)	(16,920)
Income Tax on Permanent Differences and Others	(3,623)	1,963	(4,343)	(2,575)
Nondeductible Expenses (Nontaxable Income)	(20,060)	(5,610)	(27,501)	(6,436)
Exchange Differences on Foreign Investments	(44,945)	(46,588)	(25,244)	(38,116)
Benefit Constituted (not Recognized) on Tax Losses and Temporary Differences	(57,599)	(123,257)	(141,453)	(150,623)
Income Tax and Social Contribution	27,103	89,896	(42,434)	64,442

Current Income Tax and Social Contribution	(10,968)	5,326	(28,372)	(4,595)
Deferred Income Tax and Social Contribution	38,071	84,570	(14,062)	69,037
	27,103	89,896	(42,434)	64,442

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

10.                Prepaid Expenses

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Deferred losses from Sale-leaseback Transactions	-	-	40,142	44,829
Hedge Prepayment	-		4,207
Lease Prepayments	15	312	29,064	15,291
Insurance Prepayments	-	-	7,026	17,705
Prepaid Commissions	-	-	15,365	14,605
Marketing Prepayments	-		17,875
Others	-	312	6,596	5,354
	15	-	120,275	97,784

Current	15	312	89,560	62,328
Noncurrent	-	-	30,769	35,456

During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note  n° 30b.

11.                Deposits

Parent Company

Escrow Deposits

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims. The balances of escrow deposits as of June 30, 2013 recorded as noncurrent assets totaled R$19,363 (R$18,548 as of December 31, 2012).

Consolidated

Maintenance Deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of June 30, 2013, maintenance deposits are presented based on the net recoverable amount, whose balance classified in current and noncurrent assets was R$4,179 and R$373,791, respectively (R$2,575 and R$324,492 in current assets and noncurrent assets in December 31, 2012, respectively).

Deposits in Guarantee for Lease Agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of June 30, 2013, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$211,350 (R$173,313 as of December 31, 2012).

Escrow Deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC rate. The balances of escrow deposits as of June 30, 2013, recorded in noncurrent assets and presented at its net realizable value totaled R$195,716 (R$156,816 as of December 31, 2012).

12.                Webjet’s Operation Restructuring

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent discontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure of the companies and unification of their operations, reducing costs and bringing new synergies.

Assets Held for Sale

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Due to not representing a component according to IFRS 5 and CPC 31 “Noncurrent assets held for sale and discontinued operation”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the Company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that Webjet’s fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5 and CPC 31, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

	06/30/2013	12/31/2012
Aircraft	9,834	12,253
Engines	11,473	11,473
Impairment of Assets	(14,635)	(15,552)
	6,672	8,174

For the six-month period ended on June 30, 2013, the Company recorded the net loss of R$1,502 from the sale of a Webjet’s Boeing 737-300, under “Other Expenses, net” (see Note 26).

13.                Transactions with Related Parties

a) Loan Agreements – Noncurrent Assets and Liabilities – Parent Company

The Company, through GAC and Finance maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
GLAI with VRG	51,261	50,887	-	-
GAC with VRG (a)	-	-	438,092	493,918
Finance with VRG (a)	504,707	483,375	-	-
	555,968	534,262	438,092	493,918

a)     The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations.

b) Graphic, Consulting and Transportation Services

The subsidiary VRG holds a contract with the related party Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

The subsidiary VRG also holds contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended on June 30, 2013, VRG recognized total expenses related to these services of R$3,114 (R$5,299 as of June 30, 2012). All the entities referred above belong to the same economic group of the Company.

c) Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d) Financing Contract for Engine Maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on 29 June 2012 and 27 September 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 17). On March 11, 2013, VRG issued the third serie of Guaranteed Notes for maintenance of engines, with financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"), with maturity date on March 11, 2015. During the period ended on June 30, 2013 the spending on engine maintenance conducted by Delta Air Lines was R$41,170.

e) Trade Payables – Current Liabilities

As of June 30, 2013, balances payable to related companies amounting to R$273 (R$1,019 as of December 31, 2012) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

f) Key Management Personnel Payments

	Three-month Period Ended on		Six-month Period Ended on
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Salaries and Benefits	1,883	3,209	4,724	6,651
Related Taxes	341	1,367	788	2,569
Share-based Payments	542	3,750	1,516	7,684
Total	2,766	8,326	7,028	16,904

As of June 30, 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

14.                Share-based Payments

Consolidated

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation for the Company by the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options plan to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the Option	Date of the Board Meeting	Total Options Granted	Exercise Price of the Option	The Fair Value of the Option at Grant Date	Estimate Volatility of Share Price	Expected Dividend	Risk-free Rate Return	Length of the Option (in Years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.11(c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.35 (d)	52.25%	2. 26%	9.00%	10
2013 (e)	05/13/2013	802,296	6.30	6.54	46.91%	2.00%	7.50%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)     In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

(c)      The fair value calculated for the 2011 plan was R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)     The fair value calculated for the stock option plan for 2012 was R$6.04, R$5.35 and R$4.56, respectively.

(e)      The fair value calculated for the stock option plan for 2013 was R$7.34, R$6.58 and R$5.71, respectively.

The movement of existing stock options during the period of June 30, 2013 is as follows:

	Total of Stock Options	Weighted Average Exercise Price
Options Outstanding as of December 31, 2012	3,999,170	22.40
Options Granted	802,296	6.30
Options Cancelled and Adjustments in Estimated Lost Rights	(771,843)	19.48
Options Outstanding as of June 30, 2013	4,029,623	20.35

Number of Options Exercisable as of December 31, 2012	1,885,116	23.05
Number of Options Exercisable as of June 30, 2013	2,593,831	24.50

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable as of June 30, 2013 are summarized below:

Outstanding Options				Options Exercisable
Range of Exercise Prices	Outstanding Options	Average Remaining Maturity (in Years)	Average Exercise Price	Options Exercisable	Average Exercise Price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.30
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	41,749	45.46
10.52	20,414	7	10.52	19,597	10.52
20.65	1,259,114	8	20.65	1,259,114	20.65
27.83	1,437,271	9	27.83	1,214,392	27.83
12.81	599,947	10	12.81	25,832	12.81
6.30	617,981	10	6.30	-	6.30
6.30-65.85	4,029,623	8.91	20.35	2,593,831	24.50

b) Restricted Shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be held at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

On May 13, 2013, it was approved by the Company’s Board of Directors the grant of 712,632 preferred shares, in conformity with the Company’s stock options plan, with exercise price of R$12.76.

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted Stock Plan
Year of the Share	Date of the Board Meeting	Total Shares Granted	The Fair Value of the Share at Grant Date	Estimate Volatility of Share Price	Risk-free Rate of Return	Duration of Share (in Years)
2012	11/13/2012	589,304	9.70	52.25%	9.0%	10
2013	05/13/2013	712,632	12.76	46.91%	7.5%	10

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

For the six-month period ended on June 30, 2013, the Company recorded in shareholders ' equity a result with share-based payment in the amount of R$3,692 (R$7,684 for the year ended June 30, 2012), being the counterpart in the income statement result classified as staff costs.

Until June 30, 2013 there were no restricted shares transferred to participants of the plan.

15.           Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles and VRG were considered as an investment.

Changes in investments to June 30, 2013 are as follows:

Balance as of December 31, 2011	2,103,325
Equity in Subsidiaries	(1,333,033)
Unrealized Hedge Losses (VRG)	10,686
Amortization Losses, net of Sale Leaseback (*)	(1,810)
Balance as of December 31, 2012	779,168
Equity in Subsidiaries	(412,724)
Capital Gains due to Change in Ownership Interest	611,042
Share-based payment Smiles	601
Unrealized Hedge Gains (VRG)	29,296
Advance for Future Capital Increase	224,670
Amortization Losses, net of Sale Leaseback (*)	(884)
Balance as of June 30, 2013	1,231,218

(*) The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of June 30, 2013, the net balance to be deferred of R$27,972 (R$28,877 for the year ended December 31, 2012) is basically a part of the parent's net investment in the VRG. See Note 30b.

a) VRG

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total Number of Shares	Interest %	Capital	Shareholders’ Equity (i)	Net Loss
12/31/2012	3,002,248,156	100.0%	2,294,191	750,272	(1,333,033)
06/30/2013	3,225,248,156	100.0%	2,517,181	540,078	(462,500)

(i)            The difference between the investment balance and the participation on VRG’s equity corresponds to the net value of R$27,993 from sale-leaseback adjustment, as mentioned above (*).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

b) Smiles

	Total Number of Shares	Interest %	Capital	Adjusted Shareholders’ Equity (i)	Net Income Adjusted (i)	Unrealized Gain (ii)	Net Income
12/31/2012	-	100.0%	0.1	0.1	-	-	-
06/30/2013	122,173,912	57.3%	1,132,174	661,525	49,833	11,739	78,139

(i)            The values is related to the only portion held by the Company on its subsidiary Smiles S.A..

(ii)           The values is related to the unrealized gains between the subsidiaries VRG and Smiles S.A.’s transactions.

The impacts arising from the sale of 42.7% stake of Smiles through a public offering, referred to in Note 01, are as follows:

Smiles Investment Balance Before the IPO (b)	39,345
Capital Contributions Through Smiles S.A.’s IPO	1,095,953
Equity Adjusted After Smiles IPO	1,135,298

Parent (GLAI) Participation Over Smiles S.A. After the IPO	57.3%
Investment Balance After the IPO (b)	650,387
Gain on change in equity interest participation of (a) - (b)	611,042

The Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") involving the grant by the Company options to purchase Smiles’ shares by G.A. for the equivalent of 20% of its investment on Smiles. While its not exercised, any and all rights attributable to the options owned by the Company, regardless of the date it will occur the payment or settlement. The fair value of the transaction was recorded in liabilities with derivative transaction, as as detailed in Note 31.

As of June 30,2013, there we options axercised by G.A. under this agreement.

16.             Result per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

	Individual and Consolidated (IFRS)
	Three-month Period Ended on		Six-month Period Ended on
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Numerator
Loss for the Period, net	(449,521)	(715,073)	(524,811)	(756,477)

Denominator
Weighted Average Number of Outstanding Shares (in Thousands)	276,437	266,666	276,437	266,666

Adjusted Weighted Average Number of Outstanding Shares and Diluted Presumed Conversions (in Thousands)	276,437	266,666	276,437	266,666

Basic Loss per Share	(1.626)	(2.682)	(1.898)	(2.837)
Diluted Loss per Share	(1.626)	(2.682)	(1.898)	(2.837)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in Note 14. However, due to the losses reported for the six-month period ended on June 30, 2013, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

The stock options owned by General Atlantic (as in note 15) are not included in the calculation of earnings per share because they have no dilutive effect.

17.             Property, Plant and Equipment

Parent Company

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 146 aircraft 737 in the amount of R$528,334 (R$475,335 as of December 31, 2012) and the right on the residual value of aircraft in the amount of R$427,300 (R$417,163 as of December 31, 2012), both held by the subsidiary GAC.

Consolidated

	06/30/2013				12/31/2012
	Weighted Anual Depreciation Rate	Cost	Accumulated Depreciation	Net Amount	Net Amount

Flight Equipment
Aircraft Under Finance Leases	4%	3,035,566	(805,635)	2,229,931	2,224,036
Sets of Replacement Parts and Spares Engines	4%	923,601	(241,526)	682,075	693,035
Aircraft Reconfigurations/Overhauling	30%	749,726	(420,307)	329,419	345,499
Aircraft and Safety Equipment	20%	2,341	(1,538)	803	873
Tools	10%	27,518	(11,338)	16,180	17,291
		4,738,752	(1,480,344)	3,258,408	3,280,734

Impairment Losses	-	(34,999)	-	(34,999)	(47,726)
		4,703,753	(1,480,344)	3,223,409	3,233,008

Property, Plant and Equipment in use
Vehicles	20%	10,869	(8,259)	2,610	2,677
Machinery and Equipment	10%	49,708	(19,348)	30,360	33,155
Furniture and Fixtures	10%	20,782	(12,234)	8,548	9,437
Computers and Peripherals	20%	46,390	(34,593)	11,797	13,883
Communication Equipment	10%	3,137	(1,852)	1,285	1,353
Facilities	10%	4,318	(3,126)	1,192	1,352
Maintenance Center - Confins	10%	105,971	(30,809)	75,162	80,558
Leasehold Improvements	20%	50,599	(32,197)	18,402	23,222
Construction in Progress	-	6,056	-	6,056	5,865
		297,830	(142,418)	155,412	171,502
		5,001,583	(1,622,762)	3,378,821	3,404,510

Advances for Aircraft Acquisition	-	531,908	-	531,908	481,289

		5,533,491	(1,622,762)	3,910,729	3,885,799

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, Plant and Equipment Under Finance Lease	Other Flight Equipment (a)	Advances for Acquisition of Property, Plant and Equipment	Others	Total
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Addition	31,265	395,661	256,887	14,883	698,696
Disposals	-	(81,155)	(140,664)	(1,237)	(223,056)
Assets Held for Sale	-	(8,174)			(8,174)
Depreciation	(184,462)	(252,667)	-	(35,008)	(472,137)
As of December 31, 2012	2,224,037	1,008,971	481,290	171,501	3,885,799
Addition	79,894	117,416	280,608	2,461	480,379
Disposals	-	(16,956)	(229,990)	(1,661)	(248,607)
Depreciation	(74,000)	(115,953)	-	(16,889)	(206,842)
As of June 30, 2013	2,229,931	993,478	531,908	155,412	3,910,729

(a)      Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

18.                  Intangible Assets

	Goodwill	Trademark	Airport Operating Licenses	Software	Total
Balance as of December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortizations	-	-	-	(47,494)	(47,494)
Impairment of Trademark	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	9,282	9,282
Disposals	-	-	-	(7)	(7)
Amortizations	-	-	-	(20,310)	(20,310)
Balance as of June 30, 2013	542,302	6,348	1,038,900	101,346	1,688,896

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

19.                  Short and Long-term Debt

	Maturity of the Contract	Effective Rate (p.y.)	Individual (BR GAAP)		Consolidated (BR GAAP and IFRS)
			06/30/2013	12/31/2012	06/30/2013	12/31/2012
Short Term Debt
Local Currency:
Debentures IV	Sep, 2015	10.74%	-	-	-	596,451
Debentures V	Jun, 2017	10.52%	-	-	-	494,505
BNDES - Loan Safra	-	-	-	-	-	29,888
Citibank	-	-	-	-	-	14,013
BNDES (direct)	Jul, 2017	4.96%	-	-	3,153	3,140
BDMG	Mar, 2018	10.41%	-	-	5,327	6,401
IBM	-	-	-	-	-	6,663
Working Capital	Dec, 2015	10.02%	-	-	66,177	191,841
Interest	-	-	-	-	15,121	13,991
			-	-	89,778	1,356,893
Foreign Currency (in US$):
J.P. Morgan	Apr, 2014	1.13%	-	-	86,356	73,609
IFC	-	-	-	-	-	17,007
FINIMP	Nov, 2013	4.20%	-	-	3,120	24,179
Interest	-	-	45,516	41,980	61,159	40,285
			45,516	41,980	150,635	155,080
			45,516	41,980	240,413	1,511,973

Finance Lease			-	-	247,133	207,652
Total Short Term Debt			45,516	41,980	487,546	1,719,625

Long Term Debt
Local Currency:
Debentures IV	Sep, 2015	10.74%	-	-	597,096	-
Debentures V	Jun, 2017	10.52%	-	-	495,115	-
Safra	Dec, 2015	10.02%	-	-	97,853	131,188
BNDES – Loan Safra	-	-	-	-	-	13,938
BDMG	Mar, 2018	10.41%	-	-	18,169	20,134
BNDES – Direct	Jul, 2017	4.96%	-	-	9,550	11,098
IBM	-	-	-	-	-	20,484
			-	-	1,217,783	196,842
Foreign Currency (in US$):
J.P. Morgan	Apr, 2014	1.13%	-	-	12,244	33,656
Senior Bond I	Apr, 2017	7.70%	498,510	459,788	465,276	429,135
Senior Bond II	Jul, 2020	9.65%	652,721	601,242	652,721	601,242
Senior Bond III	Feb, 2023	11.23%	-	-	411,419	-
Perpetual Bond	-	8.75%	443,120	408,699	396,593	365,787
			1,594,351	1,469,729	1,938,253	1,429,820
			1,594,351	1,469,729	3,156,036	1,626,662

Finance Lease			-	-	1,950,950	1,844,888
Total Long Term Debt			1,594,351	1,469,729	5,106,986	3,471,550
			1,639,867	1,511,709	5,594,532	5,191,175

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The maturities of long-term debt as of June 30, 2013, are as follows:

Parent Company

	Individual
	2017	After 2017	Without Maturity Date	Total
Foreign Currency (in U.S. Dollars):

Senior Bond I	498,510	-	-	498,510
Senior Bond II	-	652,721	-	652,721
Perpetual Bond	-	-	443,120	443,120
Total	498,510	652,721	443,120	1,594,351

Consolidated

	2014	2015	2016	2017	After 2017	Without Maturity Date	Total
Local Currency
BNDES Loan	1,549	3,097	3,097	1,807	-	-	9,550
BNDES – Loan Safra	-	-	-	-	-	-	-
Safra	-	97,853	-	-	-	-	97,853
BDMG	2,456	4,913	4,913	4,913	974	-	18,169
IBM	-	-	-	-	-	-	-
Debentures	-	597,096	247,558	247,557	-	-	1,092,211
	4,005	702,959	255,568	254,277	974	-	1,217,783
Foreign Currency
(in U.S. Dollars)
JP Morgan	10,265	1,979	-	-	-	-	12,244
Senior Bond I	-	-	-	465,276	-	-	465,276
Senior Bond II	-	-	-	-	652,721	-	652,721
Senior Bond III	-	-	-	-	411,419	-	411,419
Perpetual Bond	-	-	-	-	-	396,593	396,593
	10,265	1,979	-	465,276	1,064,140	396,593	1,938,253
Total	14,270	704,938	255,568	719,553	1,065,115	396,593	3,156,036

The fair values of senior and perpetual bonds, as of June 30, 2013, are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior Bonds	1,151,231	994,989	1,529,416	1,326,993
Perpetual Bond	443,120	301,348	396,593	269,707

(a)      Senior and perpetual bonds market prices are obtained through market quotations.

a) Covenants

GLAI has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,760 as of June 30, 2013 have clauses and the usual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

As of June 30, 2013, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company performs semi-annual measurements. According to the Company's measurements, the restrictive clauses have been: (i) net debt/EBITDA of 783.3; and (ii) coverage of debt (CID) of (0.88).

Therefore, the Company has not met the minimum levels for the restrictive clauses above both on December 31, 2012 as on June 30, 2013. However, on February 1, 2013, the Company obtained a waiver for covenants related to these financings on the dates mentioned above.

b)   New Loans as of June 30, 2013

There were no new loans and borrowings during the quarter ended June 30, 2013.

c)    Financial Leases

The future of payments of financial leasing contracts indexed by U.S. Dollars are detailed below:

	Consolidated (IFRS)
	06/30/2013	12/31/2012
2013	169,943	304,561
2014	352,832	319,149
2015	342,485	309,586
2016	332,964	300,782
After 2016	1,414,235	1,241,672
Total Minimum Lease Payments	2,612,459	2,475,750
Less Total Interest	(414,376)	(423,210)
Present Value of Minimum Lease Payments	2,198,083	2,052,540
Less Current Portion	(247,133)	(207,652)
Noncurrent Portion	1,950,950	1,844,888

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The discount rate used to calculate the present value of the minimum lease payments is 5.27% as of June 30, 2013 (6.10% as of December 31, 2012). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of June 30, 2013, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$104,908 (R$88,334 as of December 31, 2012) and are recorded in long-term debt.

20.                Advance Ticket Sales

As of June 30, 2013, the balance of transport to perform classified in current liabilities was R$945,479 (R$823,190 as of December 31, 2012) and is represented by 4,814,976 coupons tickets sold and not yet used (3,640,935 as of December 31, 2012) with an average use of 99 days (92 days as of December 31, 2012).

21.                Mileage Program

As of June 30, 2013, the balance of Smiles deferred revenue is R$155,299 (R$124,905 as of December 31, 2012) and R$427,898 (R$364,307 as of December 31, 2012) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of June 30, 2013 amounted to 37,347,589,188.

22.               Advances from Customers

The Company performs advance mile sales and recorded under "Advances from Customers". On June 30, 2013, the outstanding balance related to these anticipated sales is R$379,320, of which R$326,787 and R$52,533 are classified in current and noncurrent liabilities, respectively.

As of June 30, 2013, the Company recognized the amount of R$31,099 (R$93,595 as of December 31, 2012), which corresponds, basically, to the outstanding balance related to the miles advance sales to Banco Itaú, which is recorded as "Advances from Customers".

The Company concluded, on April 8, 2013, the sales of miles in advance of its subsidiary Smiles S.A. to Banco Bradesco S.A., Banco do Brasil S.A. and Santander S.A. in the approximately amount of R$400,000 The advances were received by the Company on April 30, 2013 and the total amount related to these advances as of June 30, 2013 was R$344,853.

As of June 30, 2013 the Company also holds anticipated miles sales agreement with other financial institutions in the amount of R$1,103.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The other advances are related to amounts received from travel agencies and business partners, in the amount of R$2,265 as of June 30, 2013 (R$1,787 on December 31, 2012) recorded as current liabilities.

23.             Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012

PIS and COFINS	-	-	23,881	25,973
REFIS	9,675	9,826	28,686	29,134
IRRF on Payroll	-	2	13,903	20,492
ICMS	-	-	25,100	22,902
Import Tax	-	-	3,415	3,355
CIDE	20	20	1,185	1,739
IOF	62	63	62	63
IRPJ and CSLL to Collect	768	4,524	14,686	12,138
Others	4	3	6,167	5,100
	10,529	14,438	117,085	120,896

Current	1,724	5,443	65,363	73,299
Noncurrent	8,805	8,995	51,722	47,597

24.             Provisions

	Insurance Provision	Provision for Anticipated Return of Aircraft Webjet	Provision for Return of Aircraft and Engine VRG and Webjet	Restructuring Provision	Litigion	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional Provisions Recognized	8,201	-	58,001	-	8,073	74,275
Utilized Provisions	(26,704)	(15,118)	(88,824)	(33,963)	-	(164,609)
Foreign Exchange	(101)	-	22,954	-	1,188	24,041
Balance on June 30, 2013	1,007	2,771	304,543	3,015	102,201	413,537

As of December 31, 2012
Current	19,611	17,889	105,472	36,978	-	179,950
Noncurrent	-	-	206,940	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

As of June 30, 2013
Current	1,007	2,771	107,756	3,015	-	114,549
Noncurrent	-	-	196,787	-	110,201	298,988
	1,007	2,771	304,543	3,015	110,201	413,537

a) Provision for Anticipated Return of Aircraft

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns of aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases was between 2012 and 2014. For the period ended June 30, 2013, the Company completed 9 aircraft returns with prefixes: PR-WJS, PR-WJT, PR-WJM, PR-WJL, PR-WJE, PR-WJO, PR-WJQ, PR-WJR and PR-WJU.

b) Return of Aircraft and Engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the return conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in note 17.

c) Provision for Restructuring

In December 2012, Webjet recognized a provision for restructuring costs due to the closure of the activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet, announced on November 23, 2012. The reduction of R$33,963 is related to the settlement of obligations incurred until June 30, 2013.

d) Lawsuits

As of June 30, 2013, the Company and its subsidiaries are parties to 21,924 (6,483 labor and 15,441 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil Lawsuits	12,702	488	13,190
Civil Proceedings	2,234	17	2,251
Labor Lawsuits	2,810	3,496	6,306
Labor Proceedings	175	2	177
	17,921	4,003	21,924

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	06/30/2013	12/31/2012
Civil	41,412	38,484
Labor	60,789	54,456
	102,201	92,940

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of June 30, 2013 of R$19,901 for civil claims and R$6,639 for labor claims (R$37,250 and R$16,354 as of December 31, 2012 respectively), for which no provisions are recognized.

GLAI has been challenging in the courts the taxation  of PIS and COFINS in respect of  revenue associated with  interest on capital in the amount of R$37,750, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the legal counsel and based on the recent precedents, the Company classified this process as possible loss, with no provision for the amount involved. Additionally, the Company maintains with the Bic Banco a letter of credit with a partial guarantee on the value of the process as described in note 6.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of June 30, 2013 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$225,524 (R$217,279 as of December 31, 2012) adjusted for inflation, not including late payment charges.

25.             Shareholders’ Equity

a) Issued Capital

As of June 30, 2013 and December 31, 2011, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares (278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares as of December 31, 2012). The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

	06/30/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.62%	62.54%	100.00%	22.99%	62.74%
Wellington Management Company	-	10.49%	5.08%	-	10.50%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Bank of America Corporation	-	5.49%	2.66%
Fidelity Investments	-	5.21%	2.52%	-	5.22%	2.52%
Treasury Shares	-	1.59%	0.77%	-	1.78%	0.86%
Other	-	1.81%	0.88%	-	1.48%	0.72%
Free Float	-	46.64%	22.57%	-	51.88%	25.10%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of June 30, 2013 was R$4.0 billion (R$4.0 billion as of December 31, 2012). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

The Company shares as of June 30, 2013 are quoted on the São Paulo Stock Exchange – BOVESPA in the amount of R$7.17 each and US$3.35 each in New York Stock Exchange – NYSE (R$12.90 and US$6.56 on December 31, 2012). The book value per share as of June 30, 2013 is R$3.07 (R$2.79 as of December 31, 2012).

b)  Retained Earnings

Legal Reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

Reinvestment Reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, and is designated to be used to cover investments included in the capital budget, approved by the Board of Directors.

c)  Dividends

 The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury Shares

As of June 30, 2013, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$15,392 (R$35,164 in shares with market value of R$30,918 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

e)  Share-based Payments

As of June 30, 2013, the balance of share-based payments reserve was R$82,606 (R$79,255 as of December 31, 2012). The Company recorded a share-based payment expense amounting to R$2,702 in the six-month period ended on June 30, 2013, with a corresponding expense in the statement of profit or loss,classified as personnel costs (R$10,653 as of December 31, 2012).

f)  Other Comphensive Income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects, until the expiration of the contracts. The balance as of June 30, 2013 corresponds to a net loss of R$39,286 (loss of R$68,582 as of December 31, 2012).

26.             Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)
	Three-month Period Ended on				Six-month Period Ended on
	06/30/2013		06/30/2012		06/30/2013		06/30/2012
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(1,653)	(7.0)	(4,465)	69.3	(3,780)	(6.7)	(8,601)	222.5
Services Rendered	(967)	(4.1)	(1,000)	15.5	(1,224)	(2.2)	(1,000)	25.9
Depreciation and Amortization	-	-	(22)	0.3	-	-	(44)	1.1
Other Expenses	(2,521)	(10.6)	(960)	14.9	(4,992)	(8.8)	(965)	24.9
Other operating Revenues (b)	28,916	121.6	-	0.0	66,708	117.6	6,743	(174.4)
	23,775	100.0	(6,447)	100.0	56,712	100.0	(3,867)	100.0

	Consolidated (IFRS)
	Three-month Period Ended on
	06/30/2013						06/30/2012
	Cost of Services	Selling Expenses	Adminis-trative Expenses	Other Operating Income	Total	%	Cost of Services	Selling Expenses	Adminis-trative Expenses	Other Operating Income	Total	%
Salaries	(251,836)	(25,149)	(58,184)	-	(335,169)	17.2	(337,617)	(22,080)	(39,579)	-	(399,276)	18.3
Fuel and Lubricants	(817,530)	-	-	-	(817,530)	41.9	(920,207)	-	-	-	(920,207)	42.1
Aircraft Rent	(153,983)	-	-	-	(153,983)	7.9	(160,184)	-	-	-	(160,184)	7.3
Aircraft Insurance	(5,116)	-	-	-	(5,116)	0.3	(7,007)	-	-	-	(7,007)	0.3
Maintenance Materials and Repairs	(81,559)	-	-	-	(81,559)	4.2	(105,799)	-	-	-	(105,799)	4.8
Traffic Services	(86,296)	(11,026)	(44,337)	-	(141,659)	7.3	(71,561)	(14,879)	(44,481)	-	(130,921)	6.0
Sales and Marketing	-	(109,297)	-	-	(109,297)	5.6	-	(95,152)	-	-	(95,152)	4.4
Tax and Landing Fees	(134,797)	-	-	-	(134,797)	6.9	(134,912)	-	-	-	(134,912)	6.2
Depreciation and Amortization	(116,140)	-	(87)	-	(116,227)	6.0	(114,003)	-	(18,057)	-	(132,060)	6.0
Other Income (Expenses), net	(72,590)	949	(5,532)	22,607	(54,566)	2.8	(69,951)	(26,690)	(3,144)	-	(99,785)	4.6
	(1,719,847)	(144,523)	(108,140)	22,607	(1,949,903)	100	(1,921,241)	(158,801)	(105,261)	-	(2,185,303)	100.0
	Consolidated (IFRS)
	Six-month Period Ended on
	06/30/2013						06./30/2012
	Cost of Services	Selling Expenses	Adminis-trative Expenses	Other Operating Income (b)	Total	%	Cost of Services	Selling Expenses	Adminis-trative Expenses	Other Operating Income	Total	%
Salaries	(486,956)	(41,214)	(93,898)	-	(622,068)	15.8	(683,414)	(43,879)	(79,312)	-	(806,605)	18.6
Fuel and Lubricants	(1,724,905)	-	-	-	(1,724,905)	43.9	(1,871,773)	-	-	-	(1,871,773)	43.1
Aircraft Rent	(308,424)	-	-	-	(308,424)	7.8	(301,866)	-	-	-	(301,866)	6.9
Aircraft Insurance	(10,240)	-	-	-	(10,240)	0.3	(14,954)	-	-	-	(14,954)	0.3
Maintenance Materials and Repairs	(174,641)	-	-	-	(174,641)	4.4	(167,045)	-	-	-	(167,045)	3.8
Traffic Services	(131,866)	(59,684)	(85,668)	-	(277,218)	7.1	(144,857)	(27,092)	(82,229)	-	(254,178)	5.8
Sales and Marketing	-	(199,420)	-	-	(199,420)	5.1	-	(188,061)	-	-	(188,061)	4.3
Tax and Landing Fees	(268,641)	-	-	-	(268,641)	6.8	(277,094)	-	-	-	(277,094)	6.4
Depreciation and Amortization	(210,277)	-	(16,875)	-	(227,152)	5.8	(214,419)	-	(36,623)	-	(251,042)	5.8
Other Income (Expenses), net (c)	(160,519)	(6,466)	(18,412)	66,702	(118,695)	3.0	(166,694)	(40,307)	(11,233)	6,743	(211,491)	5.0
	(3,476,469)	(306,784)	(214,853)	66,702	(3,931,404)	100	(3,842,116)	(299,339)	(209,397)	6,743	(4,344,109)	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as the plan of share-based compensation in the holding Company.

(b)     Related to gains from sale-leaseback transactions. During the six-month period ended on June 30, 2013, no new transactions occurred.

(c)      Includes the net effect from the Webjet’s aircraft sale in the amount of R$1,502.

27.             Sales Revenue

The net sales revenue has the following composition:

	Consolidated (IFRS)
	Three-month Period Ended on		Six-month Period Ended on
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Passenger Transportation	1,782,365	1,658,499	3,752,998	3,649,721
Cargo Transportation and Other	245,357	268,439	481,560	546,654
Gross Revenue	2,027,722	1,926,938	4,234,558	4,196,375
Related Taxes	(112,897)	(96,280) (96,280)	(237,057)	(199,649)
Net Revenue	1,914,825	1,830,658	3,997,501	3,996,726

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

On January 1, 2013, the Federal Government through the “MP 540/12”, converted on law n. 12.546/11 determined that the contribution to the INSS that was based on payroll disbursements should be calculated considering the rate of 1% over the billing and, among the activities discharged, fall within this requirement the passenger revenue. For being a contribution that is now calculated over the billing, the Company has changed the INSS presentation to as a reduction of the gross revenue. This reclassification was performed prospectively from the date in which the ”MP540/12” became effective.

Revenue by geographical segment is as follows:

	Consolidated (IFRS)
	Three-month Period Ended on				Six-month Period Ended on
	06/30/2013%		06/30/2012%		06/30/2013%		06/30/2012%
Domestic	1,768,321	92.3	1,718,739	93,9%	3,645,826	91.2	3,726,406	93,2%
International	146,504	7.7	111,919	6,1%	351,675	8.8	270,320	6,8%
Net Revenue	1,914,825	100.0	1,830,658	100%	3,997,501	100.0	3,996,726	100%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

28.                Financial Result

	Individual (BRGAAP)
	Three-month Period Ended on		Six-month Period Ended on
Financial Income	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Income from Short-term Investments and Investment Funds	668	5,837	2,676	12,727
Monetary Variation	520	780	977	1,474
Other	3,825	13,035	7,595	16,969
	5,013	19,652	11,248	31,170
Financial expenses		0	0	0
Losses from Derivative Instruments	(7,677)	-	(7,677)	-
Interest on Short and Long-term Debt	(38,721)	(33,029)	(74,350)	(62,588)
Bank Interest and Expenses	(120)	(12,397)	(585)	(13,065)
Other	(558)	(380)	(941)	(1,800)
	(47,076)	(45,806)	(83,553)	(77,453)
		0	0	0
Foreign Exchange Changes, net	(124,683)	(126,636)	(93,654)	(99,443)

Total	(166,746)	(152,790)	(165,959)	(145,726)

	Consolidated (BRGAAP and IFRS)
	Three-month Period Ended on		Six-month Period Ended on
Financial Income	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Income from Derivatives	105,213	68,980	149,900	128,988
Income from Short-term Investments and Investment Funds	32,073	28,420	56,870	60,161
Monetary Variation	3,509	3,280	6,020	7,658
Other	272	7,470	3,407	15,175
	141,067	108,150	216,197	211,982
Financial Expenses
Loss from Derivatives	(65,821)	(86,814)	(136,576)	(127,277)
Interest on Short and Long-term Debt	(129,963)	(109,468)	(250,793)	(222,323)
Bank Interest and Expenses	(3,767)	(15,175)	(30,305)	(36,888)
Monetary Variation	(909)	(1,859)	(1,760)	(6,497)
Other	(13.629)	(12,322)	(18.150)	(32,394)
	(214.089)	(225,638)	(437.584)	(425,379)

Foreign Exchange Changes, net	(333.685)	(332,836)	(274.531)	(260,139)

Total	(424,979)	(450,324)	(531,907)	(473,536)

29.                Information by Segment

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to allocate resources  and evaluate the segments´ performance.

As a result of Smiles Program operations as an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been broken down into two operating segments. The information of these segments presented to decision makers in order to allocate the resources and evaluate the segment performance emphasizes the two types of services as below:

  Flight transportation segment
  Customer’s loyalty program segment

This note has not been presented with comparative figures for June 30, 2012 because the business model used by the Smiles Program until December 31, 2012 was an extension of the Flight transportation segment, for example, the costs of services provided were embedded and diluted in the operating costs of the Flight transportation segment. With the separation of the operations from January 1, 2013, operating agreements for sale tickets and purchase of miles were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. The information below presents the summarized financial position related to reportable segments for the period ended on June 30, 2013. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

Assets and liabilities from operational segment:

	06/30/2013
	Fligh Transportation	Smiles Loyalty Program	Combined Information	Eliminations and Adjustments to Align Accounting Policies	Total Consolidated
Assets
Current	3,077,202	719,298	3,796,500	(491,498)	3,305,002
Noncurrent	7,030,865	1,078,092	8,108,957	(1,065,717)	7,043,240
Total Assets	10,108,067	1,797,390	11,905,457	(1,557,215)	10,348,242

Liabilities
Current	3,065,562	424,096	3,489,658	(471,458)	3,018,151
Noncurrent	6,847,155	198,211	7,045,366	(1,073,969)	5,971,397
Shareholder’s Equity	195,350	1,175,083	1,370,433	(11,788)	1,358,694
Total Liabilities and Shareholder’s Equity	10,108,067	1,797,390	11,905,457	(1,557,215)	10,348,242

Income and expenses from operational segment:

	06/30/2013
	Fligh Transportation	Smiles Loyalty Program	CombinedInformation	Eliminations and Adjustments to Align Accounting Policies	Total Consolidated
Net Revenue
Passenger	3,550,182	-	3,550,182	78,486	3,628,668
Cargo and Other	415,577	-	415,577	(83,493)	332,084
Miles Redeemed Revenue	-	229,877	229,877	(193,128)	36,749

Costs	(3,467,736)	(110,359)	(3,578,095)	101,626	(3,476,469)
Net Income	498,023	119,518	617,541	(96,509)	521,032

Operating Income (Expenses)
Sales and Marketing	(342,067)	(21,490)	(363,557)	56,773	(306,784)
Administrative Expenses	(223,809)	(12,902)	(236,711)	21,858	(214,853)
Other Operating Revenue	66,707	-	66,707	(5)	66,702

Finance Result
Financial Expense	(468,731)	(216)	(468,947)	31,363	(437,584)
Financial Income	177,599	33,972	211,571	(31,363)	180,208
Exchange Rate Changes, net	(274,531)	-	(274,531)	-	(274,531)

Income (Loss) Before Income Tax and Social Contribution	(566,809)	118,882	(447,927)	(17,883)	(465,810)

Deferred Income Tax and Social Contribution	(7,835)	(40,743)	(48,578)	6,144	(42,434)

Total Income (Loss), net	(574,644)	78,139	(496,505)	(11,739)	(508,244)

Income from Thid Parties in Subsidiary	-	-	-	-	16,567
Total Income (Loss), net	-	-	-	-	(524,811)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

On the individual financial statements of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to his suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to conform the accounting practices of Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise)

30.                  Commitments

As of June 30, 2013 the Company had 146 firm orders with Boeing. These aircraft purchase commitments include estimates for the contractual price increase during the construction phase. The approximate amount of firm orders, not including the contractual discount is R$35,269,346 (corresponding to US$15,918,643 at the reporting date) and are segregated according to the following periods:

	06/30/2013	12/31/2012
2013	1,284,804	2,690,803
2014	1,669,650	2,740,256
2015	1,658,029	2,722,067
2016	1,725,130	2,821,653
After 2016	28,931,733	21,487,711
	35,269,346	32,462,490

As of June 30, 2013, in addition to the firm orders mentioned above, the Company has commitments in the amount of R$4,561,245 (corresponding to US$2,058,695 at the reporting date), related to advances for aircraft purchases to be disbursed in accordance with the following schedule:

	06/30/2013	12/31/2012
2013	69,876	283,693
2014	224,734	389,047
2015	321,300	444,920
2016	140,031	146,706
After 2016	3,805,304	2,782,181
	4,561,245	4,046,547

The installments financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire fleet of aircraft through a combination of operating and financial leases. As of June 30, 2013, the total leased fleet was comprised of 136 aircrafts, Excluding 4 aircraft operating lease and finance lease 5 of Webjet, of which 90 were operating leases and 46 were recorded as finance leases. The Company has 40 financial aircraft with purchase options. During the three-month period ended on June 30, 2013, the Company received 3 aircraft based on operating lease contracts and 1 aircraft based on financial lease contracts. There was 1 aircraft return during the period.

a)        Operating Leases

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	06/30/2013	12/31/2012
2013	350,487	720,708
2014	536,110	520,677
2015	399,188	358,766
2016	341,899	292,357
After 2016	1,574,806	1,141,234
Total Minimum Lease Payments	3,202,490	3,033,742

b)    Sale-leaseback Transactions

As of June 30, 2013, the Company recognized R$7,564 and R$4,585, as ‘Other payables’ in current and noncurrent liabilities, respectively (R$7,564 and R$8,367 as of December 31, 2012), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc in 2006, related to 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the monthly payments, which 3 of these aircrafts have the contractual term of 144 months and the other 5 aircrafts have lease agreements over the contractual term of 120 months.

On the same date, the Company recorded R$9,373 and R$30,769, as ‘Prepaid expenses’, in current and noncurrent assets, respectively (R$9,373 and R$35,456 as of December 31, 2012), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc of nine aircraft. During the years 2007, 2008 and 2009, these losses were deferred and are being amortized proportionally to the payments of the operational lease agreements over the contractual term of 120 months.

Additionally, during the three-month period ended on June 30, 2013, the Company recorded a gain of R$66,708 directly in profit and loss. This gain results from 8 aircraft received during the quarter that were subject to sale-leaseback transactions and resulted in operating leases. Given that the calculation of gains and losses on sale-leaseback will not be offset against future lease payments and the sale-leasebacks were all negotiated at fair value, the gains were recognized in profit or loss.

31.                Financial Instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite of the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of June 30, 2013 and December 31, 2012 is as follows:

	Measured at Fair Value Through Profit and Loss		Measured at Amortized Cost (a)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Assets
Cash and Cash Equivalents	1,162,090	775,551	-	-
Short-term Investments (c)	1,403,514	585,028	-	-
Restricted Cash	201,499	224,524	-	-
Derivatives Operation Assets (b)	7,334	10,696	-	-
Accounts Receivable	-	-	353,377	325,665
Deposits (d)	-	-	589,860	500,380
Other Credits	-	-	48,267	74,359
Prepayment of Hedge Premium	-	-	4,207	-

Liabilities
Loans and Financing	-	-	5,594,532	5,191,175
Suppliers	-	-	383,322	480,185
Derivatives Obligation (b)	15,792	56,752	-	-

(a)      The fair value are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 19;

(b)     The company registered in June 30, 2013 the amount net of R$39,286, net of taxes effects (R$68,582 on December 31, 2012) in equity as equity valuation in return of these assets and liabilities, as explained in Note 25;

(c)      The Company manages its investments as held for trading to pay its operational expenses;

(d)     Excludes the escrow deposits, as mentioned in Note 11.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

On June 30, 2013 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel Price Risk

As of June 30, 2013, fuel expenses accounted for 43.9% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the company and its subsidiaries engage derivative financial instruments referenced mainly crude oil and, eventually, to their derivatives; are also contracted, directly with the local supplier, future fuel deliveries of aircraft to predetermined prices.

b)  Exchange Rate Risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. Dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the company on June 30, 2013 and December 31, 2012 is shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

	Individual (BRGAAP)		Consolidated (IFRS)
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Assets
Cash and Short-term Investments	74,199	181,941	621,712	371,360
Deposits	-	-	587,893	556,582
Hedge Premium	-	-	4,207	-
Prepaid Expenses with Leases	-	-	29,064	15,291
Related Parties Transaction	555,968	534,262	-	-
Others	-	-	3,486	4,384
Total Assets	630,167	716,203	1,246,362	947,617

Liabilities
Foreign Suppliers	-	-	13,832	23,876
Short and Long-term Debt	1,639,867	1,511,709	2,088,888	1,584,897
Finance Leases Payable	-	-	2,198,083	2,052,540
Other Leases Payable	-	-	40,439	35,845
Provision for Aircraft Return	-	-	307,314	312,411
Related Parties	438,092	493,918	-	-
Total Liabilities	2,077,959	2,005,627	4,648,556	4,009,569
Exchange Exposure in R$	1,447,792	1,289,424	3,402,194	3,061,952

Obligations not Recognized in Balance Sheet
Future Obligations resulting from Operating Leases	4,561,245	4,046,547	4,561,245	4,046,547
Future Obligations resulting from Firm Aircraft Orders	35,269,346	32,462,490	35,269,346	32,462,490
Total	39,830,591	36,509,037	39,830,591	36,509,037

Total Exchange Exposure R$	41,278,383	37,798,461	43,232,785	39,570,989
Total Exchange Exposure US$	18,630,792	18,496,922	19,512,902	19,364,321
Exchange Rate (R$/US$)	2.2156	2.0435	2.2156	2.0435

c) Interest Rate Risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor and local debt.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)  Credit Risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity Risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of June 30, 2013, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 11 days and of financial debt, excluding perpetual bonds, was 4.8 years.

f)  Capital Management

The table below shows the financial leverage rate as of June 30, 2013 and December 31, 2012:

	Consolidated (IFRS)
	06/30/2013	12/31/2012
Shareholder’s Equity	856,826	732,828
Cash and Cash Equivalents	(1,162,090)	(775,551)
Restricted Cash	(201,499)	(224,524)
Short-term Investments	(1,403,514)	(585,028)
Short- and Long-term Debts	5,594,532	5,191,175
Net Debt (a)	2,827,429	3,606,072
Total Capital (b)	3,684,304	4,338,900
Leverage Ratio (a)/(b)	77%	83%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Derivative Financial Instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of Assets and Liabilities	Fuel	Foreign Currency	Interest Rate	Derivative Equity Instruments

Asset (Liability) as of December 31, 2012	12,864	-	(54,749)	-
Fair Value Variations:
Gains (Losses) Recognized on Results	(36,876)	21,373	5,426	(7,677)
Gains (Losses) Recognized in Other Comprehensive Income	(20,335)	-	37,423	-
Payments (Cash Receipts) During Exercise	47,936	(8,190)	38,406	-
Asset (Liability) as of June 30, 2013 (*)	3,589	13,183	26,506	(7,677)

Movement of Other Comprehensive Results	Fuel	Foreign Currency	Interest Rate	Derivative equity instruments	Total

Balance as of December 31, 2012	1,389	-	(69,971)	-	(68,582)
Fair Value Adjustments During the Period	(20,335)	-	37,423	-	17,088
Recycled to Profit or Loss (b)	20,623	-	6,677	-	27,300
Tax Effect	(98)	-	(14,994)	-	(15,092)
Balance as of June 30, 2013	1,579	-	(40,865)		(39,286)

Effects on Result (a+b)	(16,253)	21,373	12,103	(7.677)	9,546

Operational Income	(3,777)	-	-	-	(3,777)
Financial Income (Expense)	(12,476)	21,373	12,103	(7.677)	13,323

* Classified as "Rights with derivative operations" if the amount results as an asset or "Obligation with derivative operations " if the amount results as a liability. Includes R$39,852 of assets (liabilities) related to hedges held in an exclusive fund.

The Company and its subsidiaries adopt hedge accounting. On June 30, 2013, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of Derivatives Financial Instruments

i. Cash Flow Hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii. Derivative Financial Instruments Not Designated as Hedge

The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

iii. Derivative Equity Instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A shares held by the Company. These options are exercisable for a period of 12 months from the date of the settlement of the offer,  May 2, 2013, and the number of shares is equivalent to 20% (twenty percent) of the investment already realized by GA and is based on the same price per share as determined in the Offer, adjusted from the date of the settlement of the Offer to the date of exercise of the option based on the variation of CDI. The Company used the Black & Scholes methodology for the calculation of the fair value of the transaction and recorded, as a result, a loss of R$7,677 shown as a "Loss on Derivative Transactions" on June 30, 2013. The corresponding entry, registered in liabilities as "Derivatives Obligations" will be registered in equity when the exercise of the options by G.A. occurs. Whilst not exercised, any and all rights attributable to the shares related to the options in question are owned by the Company, regardless of the date on which the payment or settlement will occur.

Designation of Hedged Item

a)   Fuel Hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of June 30, 2013, the company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as cash flow hedge accounting of fuel.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing Balance on:	06/30/2013	12/31/2012
Fair Value at End of the Period (R$)	3,588	12,864
Volume Hedged for Future Periods (Thousand Barrels)	2,043	1,849
Volume Engaged for Future Periods (Thousand Barrels)	3,269	2,958
Gains (Losses) with Hedge Effectiveness Recognized in Shareholders’ Equity, net of Taxes (R$)	1,579	1,389

	Three-month Period Ended on		Six-month Period Ended on
Period Ended on:	2013	2012	2013	2012
Hedge Gains Recognized in Operating Costs (R$)	(3,815)	(6,932)	(3,777)	(8,517)
Hedge Gains Recognized in Financial Income (Expenses)(R$)	(17,134)	(41,059)	(12,475)	(49,970)
Total Earnings (R$)	(20,949)	(47,991)	(16,253)	(58,487)

	3T13	4T13	1T14	2T14	Total 12M	3T14 - 1T15
Percentage of Fuel Exposure Hedged	22%	19%	14%	10%	16%	6%
Notional Amount in Barrels (Thousands)	890	786	592	393	2,661	608
Future rate Agreed per Barrel (US$) *	107,39	105,94	105,51	104,55	106,12	103,78
Total in Brazilian Reais **	211,751	184,491	138,391	91,037	625,670	139,805

* Weighted average between call strikes.

** The exchange rate as of 06/30/13 was R$2.2156/US$1.00.

b)        Foreign Exchange Hedge

As of June 30, 2013, the company and its subsidiaries have derivative contracts for the future of the U.S. Dollar to foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on June 30, 2013 and December 31, 2012, are presented below:

	06/30/2013	12/31/2012
Fair Value at the End of Period (R$)	13,183	-
Volume Hedged for Future Periods (US$)	299,250	368,250

	Three-month Period Ended on		Six-month Period Ended on
Period Ended on:	2013	2013	2012	2013
Losses (Gains) Recognized in Financial (Income) Expenses (R$)	49,062	27,421	21,373	58,136

	3T13	4T13	1T14	2T14	Total 12M
Percentage of Cash Flow Exposure	37%	15%	-	-	13%
Notional Amount (US$)	210,250	89,000	-	-	299,250
Future Rate Agreed (R$)	2.1960	2.2006	-	-	2.1974
Total in Brazilian Reais	461,707	195,851	-	-	657,557

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

Since March, 2012 the Company and its subsidiaries do not have currency swaps (USD x CDI). The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2013	2012
Gains (Losses) Recognized in Financial Income (Expenses)	-	(4,211)

c)        Interest Rate Hedges

As of June 30, 2013, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivative designated as Libor cash flow hedges is shown below:

Closing Balance at:	06/30/2013	12/31/2012
Fair Value at the End of the Period (R$)	26,506	(56.752)
Nominal Value at the End of the Period (US$)	647,200	278,058
Hedge Losses Recognized in Shareholders’ Equity, net of Taxes (R$)	(40,865)	(69,971)

Period Ended on:	Three-month Period Ended on		Six-month Period Ended on
	2013	2012	2013	2012
Losses Recognized in Financial Expenses (R$)	(2,029)	(1,196)	(6,677)	(2,120)

As of June 30, 2013 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Closing Balance at:	06/30/2013	12/31/2012
Fair Value at the End of the Period (R$)	-	2,003
Nominal Value at the End of the Period (US$)	-	82,100

	Three-month Period Ended on		Six-month Period Ended on
Period Ended on:	2013	2012	2013	2012
Gain (Loss) Recognized in Financial Expense (Income) (R$)	17,168	-	18,780	(123)

Sensitivity Analysis of Derivative Financial Instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of June 30, 2013 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as active exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Consolidated

I) Fuel Risk Fator

As of June 30, 2013, the Company hold derivative contracts for oil WTI, Brent and Heating Oil, totaling 3,269 thousand barrels, maturing from July, 2013 to December 2014. The likely scenario for the Company is the market curve Brent and WTI prices which, on this date and for the first Future, was US$ 102.16 / bbl and US $ 96.56 / bbl, respectively.

Risk	Exposed Values	Remote Adverse Scenario -50%	Possible Adverse Scenario -25%
Drop in the Oil Prices	3,588	(170,272)	(78,750)

	Brent	US$ 51.08/bbl	US$ 76.62/bbl
	WTI	US$ 48.28/bbl	US$ 72.42/bbl

* Source: Bloomberg, the market prices of the 1st. Future as of June 28, 2013.

II) Foreign Exchange Risk Factor

As of June 30, 2013, the company holds Dollar derivative contracts on a notional value of US$299,250 with salaries in July and August, 2013, and a passive currency exposure net of R$3,401,908 (see note 31b). On this date, the Company adopted the closing exchange rate of R$2.2156/US$ as likely scenario, and obtained an impact resulting from the variation of 25% and 50% over the prevailing rate, as shown below:

Instruments	Exposed Amounts as of	-50%	-25%	+ 25%	+50%
		R$ 1.1078/USD	R$ 1.6617/USD	R$ 2.7695/USD	R$ 3.3234/USD
Liabilities, net	(3,401,909)	1,700,955	850,477	(850,477)	(1,700,955)
Derivative	13,183	(329,546)	(165,207)	167,665	335,344
	(3,388,726)	1,371,409	685,270	(682,812)*	(1,365,611)*

* Negative values correspond to net losses expected in the case of Dollar appreciation.

III) Interest Risk Factor

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

As of June 30, 2013, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on quarterly interest of the exposed values as of June 30, 2013 (see note 19), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amounts	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Short-term Financial Investments	Increase in the CDI	444,603	(10,579)	(21,157)
Derivative	Decrease in the Libor	32,793	(156,063)	(181,690)
Debt and Finance Lease	Increase in the Libor	(324,483)	(631)	(1,262)
Short and Long-term Debt	Increase TJLP	(12,703)	(277)	(555)
Short and Long-term Debt	Increase IPCA	(23,497)	(98)	(197)

Parent Company

I) Foreign Exchange Risk

As of June 30, 2013, the Company has a currency exposure of US$1,484,492 (see note 31b). On this date, the exchange rate adopted was R$2.2156/US$, corresponding to the closing rate of the month by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Possible Adverse Scenario	Remote Adverse Scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,484,492)	(371,123)	(742,246)

		Dollar	2.7695	3.3234

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, as of June 30, 2013 and December 31, 2012, based on the scenarios described above:

Fuel:	Position as of June 30, 2013		Position as of December 31, 2012
Increase/(Decrease) in Fuel Prices (Percentage)	Effect on Income Before Tax (R$ million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	(169)	(95)	(368)	(217)
(10)	169	101	368	240

Foreign Exchange - USD:	Position as of June 30, 2013		Position as of December 31, 2012
Appreciation/ (Devaluation) of USD/R$ (Percentage)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	(219)	(145)	(479)	(316)
(10)	219	145	479	316

Interest Rate - Libor:	Position as of June 30, 2013		Position as of December 31, 2012
Increase/(Decrease) in Libor (Percentage)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)	Effect on Income Before Tax (R$ Million)	Effect on Equity (R$ Million)
10	0	24	(1)	5
(10)	0	(24)	1	(5)

Measurement of the Fair Value of Financial Instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)                       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)                      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)                       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2013 and December 31, 2012:

Financial Instrument	Book Value 06/30/2013	Other Significant Observable Factors (Level 2)	Book Value 12/31/2012	Other Significant Observable Factors (Level 2)

Cash Equivalents	1,162,090	1,162,090	775,551	775,551
Short-term Investments	1,403,514	1,403,514	585,028	585,028
Restricted Cash	201,499	201,499	224,524	224,524
Liabilities from Derivative Transactions	15,792	15,792	56,752	56,752
Rights on Derivative Transactions	7,334	7,334	10,696	10,696

32.         Non-cash Transactions

Individual

In May 2013 there were capital contributions through public offering of shares of Smiles SA in the amount of R $ 1,095,953, of which, as mentioned in Note No. 15, the Company recorded a gain of R $ 611,042 on the sale of shares.

Consolidated

On June 30, 2013, the Company increased its property, plant and equipment in the amount of R$137,895, of which R$79,894 represented by the addition of an aircraft under the classification of leases and R$58,001 related to an increase of provision for aircraft return. These transactions do not affect its cash during the quarter.

33.       Insurance

As of June 30, 2013, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In BR Reais	In U.S. Dollar
Guarantee – Hull/War	10,294,908	4,646,556
Civil Liability per Event/Aircraft (*)	1,661,700	750,000
Inventories (Base and Transit) (*)	310,184	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE SECOND QUARTER ENDED ON JUNE 30, 2013

The Individual and Consolidated Interim Financial Information as of June 30, 2013 were reviewed by Independent Auditors on the extent described on the Report on Review of Interim Financial Information dated on August 12, 2013.

(In thousands of Brazilian reais - R$, except when indicated otherwise)

34.       Subsequent Events

a)      The Board of Directors of the subsidiary Smiles S.A. approved on August 8, 2013 the granting of 1,058,043 option shares related to the Company’s IPO ("Options"); in conformity with the Company’s long term incentive - stock options plan ("Option Plan") approved by the Extraordinary General Meeting held on February 22, 2013.

b)      On August 8, 2013, the Directors of subsidiary of Smiles S.A. approved the payment of interim dividends and interest on equity based on the estimated results for the fiscal year of 2013, ending on December 31, 2013, under the following terms: (i) R$18,826,804.81 on interim dividends to be deducted from the estimated profit for the 2013, based on the Quarterly Information for the six-month period ended on June 30, 2013, and charged the minimum mandatory dividends to be calculated for the year of 2013 at R$0.1540984037 per common share, without withholding income tax at source, under the current legislation, and (ii) R$18,289,000,00 in interest on capital, to be deducted from the accumulated income until August 31, 2013 and attributed to mandatory minimum dividends for the year 2013, corresponding to the gross unit price of R$0.1496964426 per common share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.